





CREATING OPPORTUNITIES FOR GROWTH

Tarragon Realty Investors









2002 Annual Report

TARRAGON REALTY INVESTORS, INC. IS A REAL ESTATE INVESTOR AND DEVELOPER OF FOR-SALE HOUSING AND RENTAL COMMUNITIES. WE CONTROL APPROXIMATELY 16,000 APARTMENTS AND 1.5 MILLION SQUARE FEET OF COMMERCIAL SPACE VALUED AT OVER $1 BILLION WITH CONCENTRATION IN FLORIDA, CONNECTICUT, AND TEXAS. OUR BUSINESS IS TO CREATE AND REALIZE VALUE FOR OUR SHAREHOLDERS THROUGH DEVELOPING, RENOVATING, OPERATING, AND SELLING REAL ESTATE.

CREATING OPPORTUNITIES FOR GROWTH


INVESTMENT DIVISION
DEVELOPMENT DIVISION
FOR-SALE HOUSING DIVISION

At Tarragon, we consider growth in net asset value as the primary measure of our performance. Over the last half decade, we have evolved into an organization—consisting of INVESTMENT, DEVELOPMENT, and FOR-SALE HOUSING divisions—that generates the capital, flexibility, and knowledge needed to maximize potential for growth and shareholder value.

FINANCIAL HIGHLIGHTS

(in thousands except per share values)	2002	2001	2000
Total Revenue	$132,422	$118,645	$110,340
Investment Division NOI	$ 57,768	$ 44,445	$ 37,043
Investment Division FFO	$ 16,156	$ 12,030	$ 6,959
Estimated Fully Diluted Fair Market Value of Net Assets per Common Share at Year End	$ 20.85	$ 19.65	$ 17.30

Year End Cash and Cash Equivalents (in millions)


$20
15
10
5
0
'98
'99
'00
'01
'02

Year End Stock Price


$15
12
9
6
3
0
'97
'98
'99
'00
'01
'02
'03*

*As of 3/27/03

Condominium Sales Backlog (in millions)


$250
200
150
100
50
0
'00
'01
'02
'03*

*Projected

Note: Represents homes sold not closed at year end


INVESTMENT
DIVISION

invest







CREATING ENTERPRISE VALUE: The Investment Division

- Cash flow generated by the Investment Division provides Tarragon with strength to develop new properties and to invest in existing ones.
- The Investment Division shares local insight and expertise gained in the course of managing thousands of apartments to help the Development Division locate and design new projects.

Tarragon's rental portfolio has enjoyed higher than average monthly rents each year moving from $606 at the end of 1998 to $743 at the end of 2002. Over that same period, the average age of apartment units in our portfolio has dropped from 21 years in 1998 to 14 years in 2002.

Average Monthly Rent per Unit


$800
600
400
200
0
'00 '01 '02

NOTE: Amounts have been computed based on December gross possible rent.

Same Store Investment Division Apartment FFO


$10,000
8,000
6,000
4,000
2,000
0
'00 '01 '02

OUR INVESTMENT DIVISION OUTPERFORMED ITS PEERS THROUGH CREATIVE MARKETING AND INTENSE FOCUS ON COST CONTROLS AND TENANT SERVICE.

THE INVESTMENT DIVISION: Fueling Asset Appreciation

The Investment Division serves two vital functions for Tarragon. It provides cash to fund overhead and development costs of our For-Lease and For-Sale multifamily divisions. It also drives enterprise value through the sale of appreciated assets for more profitable redeployment in our new developments. In both of these areas, the Investment Division has performed strongly in 2002.

In a difficult environment for many apartment owners, Tarragon's Investment Division produced growth in same store funds from operations (FFO) and net operating income (NOI) that far exceeded industry averages. During 2002, we generated $16.2 million in FFO in the Investment Division compared to $12 million in 2001, a 34 percent increase. NOI grew 30 percent over the same period from $44.4 million to $57.8 million.

Tarragon has been able to increase income by adding new properties created by our Development Division. The profitability increase can also be attributed to improvements in marketing, lease expiration management and cost controls.

Tarragon's opportunistic investment strategy is well illustrated by the sale of the Collegewood Apartments in Tallahassee, Florida. Acquired in 1996, the Collegewood Apartments, a 30-year old community, required minor improvements that allowed us to significantly raise rents. The property operated profitably for a number of years. However, given the opportunity to realize an extraordinary return on the investment, we sold Collegewood for $5.2 million in 2002, realizing a gain of $2.3 million.

Tarragon and its affiliates also sold eight other properties representing $67 million in sales. At year-end, Tarragon had 13,000 apartments in its Investment Division concentrated primarily in Florida, Connecticut, and Texas, as well as 1.1 million square feet of commercial properties.


DEVELOPMENT
DIVISION

develop





CREATING ENTERPRISE VALUE: The Development Division

- Through the aggressive efforts of the Development Division, Tarragon aims to realize a greater return on investment than can be had by purchasing existing apartments.
- We use the Development Division's purchasing power and deep experience in sourcing materials as well as dealing with contractors and vendors to renovate, improve and maintain properties in our Investment portfolio and prepare them, where appropriate, for condominium conversion.
- The Development Division creates efficiencies for the Investment and For-Sale Housing Divisions by constructing apartments, often in direct access, two-story buildings, in uniquely attractive sites, that are both efficient to manage and attractive to homeowners should we decide to convert them to condominiums for-sale.

Tarragon develops Class "A" apartment communities offering a multitude of features and valuable distinctions including resort swimming pools, controlled access entry gates, high-speed Internet access, state-of-the-art fitness centers, spas, and business centers. Our homes feature innovative floor plans, including loft living, garages, nine-foot ceilings, walk-in closets, private entries, and washers and dryers.





OUR DEVELOPMENT DIVISION HAS CREATED A PIPELINE OF PROPERTIES WITH DUAL PROFIT POTENTIAL EITHER AS FOR-SALE CONDOMINIUMS OR FOR-RENT APARTMENTS.

TARRAGON'S DEVELOPMENT DIVISION: Building Value from the Ground Up

One of the ways that Tarragon ensures flexibility and maximizes its growth is through the Development Division. The ability to construct our apartments in-house has a number of advantages. Building apartment communities from the ground up lets us design communities for today's market. As these communities are transferred to the Investment Division, they improve the overall quality of our portfolio. In addition, since we build the communities to meet the specific needs of the local market, they tend to lease up faster, maintain higher occupancy, and command higher rents than most of the competitive merchant-built properties.

2002 was a record year for the Development Division. We completed five apartment properties, adding 1,400 new apartments to our portfolio valued at approximately $120 million. These include Villa Tuscany in Orlando, Florida; Vintage at Abacoa in Jupiter, Florida; Vintage at Fenwick Plantation in Charleston, South Carolina; Vintage at Madison Crossing in Huntsville, Alabama; and Vintage at the Parke in Murfreesboro, Tennessee. All of these projects met or came in under budget and, in most cases, leasing has proceeded as planned.

A number of factors contributed to our success in these ventures. First and foremost is our stringent selectivity. Even in the most compelling market, we will make a commitment only when we have located a site with a uniquely attractive set of features or amenities, such as proximity to an historic site, a marina, or a golf course. In addition, we do not maintain an inventory of undeveloped land. We generally buy land only after zoning and planning approvals are in place, thus assuring that we can break ground while market conditions are still strong.

Given an uncertain economy, we have only one apartment community, Vintage at Vista Lakes in Orlando, Florida, scheduled for opening in 2003. Nonetheless, we are constantly investigating new opportunities. The Investment Division's cash flow, coupled with our lean overhead, gives us the flexibility to vary the pace of new developments based on supply and demand without significantly affecting our employee base.


FOR-SALE HOUSING
DIVISION

sell







CREATING ENTERPRISE VALUE: The For-Sale Housing Division

- The For-Sale Housing Division allows us to convert an existing rental community to condominiums and sell the apartments more profitably than under a conventional property sale.
- The For-Sale Housing Division enables us to enter attractive markets or acquire land that is too highly priced for rental housing.
- By concentrating on high density, for-sale housing, we capitalize on our expertise in developing rental communities.

Las Olas River House represents a bold step forward for Tarragon. Not only is this 42-story structure the first luxury high-rise condominium in downtown Ft. Lauderdale, it is the largest building between Miami and Atlanta.

Las Olas has struck a receptive chord with homebuyers. At year-end 2002, 65 percent of the units were sold. The projected sell-out of Phase I is expected to be over $260 million. Phase II, which will include 40,000 square feet of restaurants, high-end retail space and a 25-story tower, has entered the approval process.



THE SUCCESS OF LAS OLAS RIVER HOUSE HAS OPENED DOORS FOR US TO NEW, HIGH PROFILE, INVESTMENT OPPORTUNITIES FROM HOBOKEN, NJ TO SARASOTA, FL.

THE FOR-SALE HOUSING DIVISION: A New Opportunity for Growth

The development of our For-Sale Housing Division has provided Tarragon with a new vehicle for creating shareholder value when market conditions are appropriate. We now have the option of either converting existing rental properties to condominiums or developing new condominium properties. Currently, we have a pipeline of over 400 Investment Division apartment units slated for conversion over the next three years, the $260 million Las Olas River House scheduled to open in March 2004, and projects underway in Hoboken and Wayne, New Jersey, for the construction of over 1,000 condominium apartments.

Our milestone Las Olas project highlights Tarragon's ability to seize opportunities in for-sale housing. Our experience with our previous conversions, our other properties in Broward County, and our network of contacts and partners in the area, gave us insight into the potential of downtown Ft. Lauderdale to support a super-luxury condominium project on an unprecedented scale. Las Olas required a developer with Tarragon's financial ability in order to sustain the project over the several years needed to move from conception to completion.

Las Olas also demonstrates how success generates new opportunities. As a result of Las Olas, Tarragon has seen a significant increase in potential deal flow. In addition to moving forward on Las Olas Phase II, Tarragon is in the preliminary stage of developing a luxury condominium on the water in Ft. Myers and is considering prospects elsewhere in Florida.

The flexibility that the For-Sale Housing Division provides is also evident in Hoboken, New Jersey, where Tarragon has opted to develop condominiums rather than rental units in response to economic conditions where rents have declined but condominium demand is at an all-time high. In collaboration with local partners, Tarragon now controls approximately half of all potential development sites in Hoboken and has received planning and site approval for over 800 apartments with additional applications pending.



CREATING OPPORTUNITIES FOR GROWTH

Dear Fellow Shareholders:

Our results this year demonstrate Tarragon's success in executing its opportunistic strategies designed to optimize long-term value for shareholders. Across the country, the sluggish job market drove down apartment occupancy rates and rents, while low interest rates made home ownership more affordable for renters. At the same time, there was slower growth in the 20- to 50-year-old group that comprises the prime market for rental apartments.

Despite these adversities, Tarragon recorded increased revenues for the year and strengthened our balance sheet, while positioning ourselves for growth in 2003. Revenues for the year were $132 million, up from $119 million in 2001. Net income was $5.5 million or $0.39 per share, versus $1.2 million or $0.04 per share in 2001. Net income for 2002 includes $29 million of depreciation and amortization and other non-cash charges, compared to $28.7 in the prior year. Most importantly, our fully diluted, estimated fair market value of net assets per common share increased by 6% from $19.65 at the end of 2001 to $20.85 this year. We believe that our ability to increase estimated fair market value of net assets is the driving force behind the outstanding performance of our stock, which outperformed all indexes in 2002.

Each of our three divisions contributed to the Company's growth while building the management infrastructure and investment opportunities we need for the future. Improved marketing and cost controls, staff training, and timely refinancing combined with measurable increases in average rents allowed us to increase our Investment Division same store apartments' funds from operations (FFO) dramatically by 26% from 2001 to $9.6 million.

At the same time, our Development Division completed a record 1,400 new rental apartments valued at approximately $120 million. We also completed and fully leased a shopping center in Paramus, New Jersey with an estimated market value of $3.5 million over cost.

Our For-Sale Housing Division will help us ensure a revenue stream several years into the future. Our milestone Las Olas River House in Ft. Lauderdale, scheduled for completion in July 2004, the Pinecrest Condominium conversion, our recently approved Hoboken condominiums and Las Olas River House Phase II, give us a pipeline of over 1,000 new homes with a value of over $500 million to be delivered over the next 3 years.

Placing a Premium on People

Tarragon is strengthened not simply by the initiatives conducted by each of these divisions, but also by their collaboration. A case in point is our "2 x 10" program, in which members of our development staff committed to achieve a 10% cost savings from budgeted capital expenses for stabilized properties in our investment portfolio in 2002. Thanks to their efforts and their expertise in contracting, purchasing, and project management, they attained a savings of 17 percent, almost doubling expectations.

We are convinced that it is our people—with the knowledge and experience they offer and the relationships they form—who provide the key to success in our business.

William S. Friedman President and Chief Executive Officer *Tarragon Realty Investors, Inc.*	Robert C. Rohdie President *Tarragon Development Corp.*	Robert P. Rothenberg Chief Operating Officer *Tarragon Realty Investors, Inc.*

FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL DATA

Please read the following information along with the Consolidated Financial Statements and Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Dollar amounts are in thousands, except per share amounts.

For the Years Ended December 31,	2002	2001	2000	1999	1998
OPERATING DATA					
Rental revenue	$ 88,111	$ 84,020	$ 86,990	$ 72,977	$ 58,798
For-sale housing inventory sales	26,179	25,950	6,704	—	—
Equity in income (loss) of partnerships	17,042	7,819	16,081	(716)	(889)
Total revenue	132,422	118,645	110,340	73,756	58,700
Net gain on sale of real estate					
Presented in income from continuing operations	1,258	4,994	8,031	11,969	2,108
Presented in discontinued operations	6,615	—	—	—	—
Income (loss) from continuing operations	$ (227)	$ 1,088	$ 9,655	$ 5,701	$ (164)
Earnings per common share[1]					
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .04	$ .70	$ .39	$ (.01)
Earnings per common share—assuming dilution[1]					
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .03	$ .69	$ .38	$ (.01)
Cash dividends per common share[1]	$ —	$ —	$ —	$ .23	$ .22

December 31,	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Real estate held for investment	$427,989	$373,501	$395,351	$253,595	$215,368
Real estate held for sale	7,538	29,232	29,558	51,729	78,607
For-sale housing inventory[2]	31,632	31,412	37,926	—	—
Investments in and advances to partnerships	29,102	31,297	29,882	48,834	37,356
Total assets	540,224	503,770	520,932	379,065	357,060
Notes, debentures, and interest payable	428,926	399,956	426,285	287,767	263,361
Stockholders' equity	73,733	73,118	74,126	72,993	76,685
Book value per common share[1]	$ 5.66	$ 5.41	$ 5.36	$ 5.03	$ 4.99

(1) Per share data have been restated to give effect to the 10% stock dividends declared in December 2000 and December 2001 and a three-for-two stock split in February 2003.

(2) Prior to 2002, For-sale housing inventory was presented with Real estate held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please read this discussion along with the Consolidated Financial Statements and Notes.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT

In addition to historical information, this Annual Report contains forward-looking statements. Forward-looking statements are expressions of our current beliefs and expectations, based on information currently available to us, estimates, and projections about our industry, and certain assumptions made by our management. These statements are not historical facts. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions to identify our forward-looking statements, which include, among other things, our anticipated financings and sales of properties and for-sale housing inventory.

Because we are unable to control or predict many of the factors that will determine our future performance and financial results, including future economic, competitive, and market conditions, our forward-looking statements are not guarantees of future performance. They are subject to risks, uncertainties, and errors in assumptions that could cause our actual results to differ materially from those reflected in our forward-looking statements. We believe that the assumptions underlying our forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements. They only reflect our view and expectations as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement in light of new information, future events, or otherwise.

CRITICAL ACCOUNTING POLICIES

Asset Impairment

We periodically review the carrying values of our properties. Accounting principles generally accepted in the United States of America ("GAAP") require that the carrying value of a property held for sale not exceed the lower of its cost or its estimated fair value less costs to sell. In instances where a property's estimated fair value less costs to sell is less than its carrying value at the time of evaluation, we provide an allowance for loss by making a charge against operations. Our review of properties held for sale generally includes selective site inspections, comparing the property's current rents to market rents, reviewing the property's expenses and maintenance requirements, discussions with the property manager, and a review of the surrounding area. We may make adjustments to estimated fair values based on future reviews.

We also evaluate our properties held for investment for impairment whenever events or changes in circumstances indicate that a property's carrying value may not be recoverable. This evaluation generally consists of reviewing the property's cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If we conclude that a property has been impaired, its carrying value is written down to estimated fair value with a charge against current earnings.

Investments in Joint Ventures Accounted for Using the Equity Method

We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. All significant intercompany transactions are eliminated.

We have investments in 21 partnerships or joint ventures in which we hold noncontrolling interests or our outside partners have significant participating rights, as defined by the Financial Accounting Standards Board's Emerging Issues Task Force in its 96-16 Abstract. The net effect of not consolidating these joint ventures has been to reduce consolidated total assets, total liabilities, and gross revenues and expenses but has had no effect on reported net income or loss except in instances where we have received distributions from a joint venture in excess of our investment in the joint venture, with the excess recorded as income.

Revenue Recognition

Rental, interest, and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line basis over the terms of the contracts.

Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66—"Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 required gains and losses from extinguishments of debt to be classified as extraordinary items, if material. Under SFAS No. 145, gains and losses on extinguishments of debt will no longer be classified as extraordinary unless they meet the unusual in nature and infrequency of occurrence criteria in the Accounting Principles Board's Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which is expected to be rare. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Upon our adoption of SFAS No. 145 in January 2003, prepayment penalties or exit fees and the write-off of deferred financing expenses in connection with repayment of debt prior to maturity will no longer be classified as extraordinary items, but there will be no impact on our reported net income or loss. Such expenses were $846,000 during 2002, $605,000 in 2001, and $2.7 million in 2000. We also recognized an extraordinary gain on debt forgiveness of $420,000 in October 2001 upon the discounted payoff of the mortgage secured by Orlando Central Park.

In November 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an Interpretation of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." FIN 45 requires guarantors to recognize a liability at the inception of guarantee arrangements within its scope. Guarantors are also required to provide additional disclosures for guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to all guarantees issued or modified after December 31, 2002. We are currently evaluating the effect that adoption of this pronouncement will have on our financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We are in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon our financial condition or results of operations.

ENVIRONMENTAL MATTERS

Under federal, state, and local environmental laws, ordinances, and regulations, Tarragon may be liable for removal or remediation costs, as well as other costs (such as fines or injuries to persons and property) where our employees may have arranged for removal, disposal, or treatment of hazardous or toxic substances. In addition, environmental laws impose liability for release of asbestos-containing materials into the air, and third parties can seek recovery from Tarragon for personal injury associated with those materials. We are not aware of any liability relating to these matters that would have a material adverse effect on our business, financial position, or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash are property operations, borrowings, and proceeds from the sale of properties. We believe these sources will continue to meet our cash requirements, including debt service payments, property maintenance and improvements, development costs for properties under construction, projected purchases of existing properties, dividends on preferred stock, and planned repurchases of common stock. Although we expect these sources of cash to be sufficient to fund planned uses of cash, we can make no assurance that the expected sales and refinancings of properties will be completed as planned.

Proceeds from borrowings are expected to continue to be a key source of cash for Tarragon. In 2003, we expect to generate net proceeds from mortgage borrowings on consolidated and unconsolidated properties of $30 million. We have a $20 million unsecured line of credit with affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors. The line of credit matures in January 2004. All of these funds are available to us as of December 31, 2002, as there was no outstanding balance. We have an additional $10.3 million available under two lines of credit that mature in 2004.

We have sold four consolidated properties since December 31, 2002, for $26.4 million, receiving net proceeds of $12.6 million. We expect to generate an additional $5 million in net proceeds from the sale of consolidated properties during the remainder of 2003.

At December 31, 2002, we had entered into contracts to sell 15 of the remaining 27 units at 5600 Collins Avenue for an aggregate contract price of $4.4 million. We had also entered into contracts to sell 28 units at Pine Crest Village I at Victoria Park for an aggregate contract price of $6.5 million. We began the conversion of Pine Crest to homes for sale in 2002 and expect to begin closing sales in the second quarter of 2003. In 2003, we expect to generate net cash proceeds of $25 million from the sale of for-sale housing inventory from both 5600 Collins and Pine Crest.

Contractual Commitments

The following table summarizes information regarding contractual commitments (in thousands).

	2003	2004 and 2005	2006 and 2007	Thereafter	Total
Scheduled debt maturities	$61,322	$139,411	$49,412	$176,880	$427,025
Operating leases	872	1,625	1,738	27,028	31,263
	$62,194	$141,036	$51,150	$203,908	$458,288
Guaranteed debt of unconsolidated joint ventures	17,940	67,253	—	925	86,118
	$80,134	$208,289	$51,150	$204,833	$544,406

Of the 2003 scheduled debt maturities, the loans provide for extension options of two years for $19.8 million and one year for $7.7 million. Of the 2004 and 2005 scheduled maturities, the loans provide for extension options of two years for $29.8 million and one year for $10.2 million, and $6 million of the 2004 scheduled maturities was repaid in January 2003. We intend to extend the loans or pay them off as they come due largely through refinancings. We believe we can arrange such new financing as may be needed to repay maturing notes.

We have guaranteed $7.8 million of mortgages on three unconsolidated properties. $925,000 relates to a mortgage that matures in 2012, $2.8 million relates to a mortgage that matures in 2003, and $4.1 million relates to a mortgage that matures in 2004. We have also guaranteed construction loans totaling $168.4 million on four unconsolidated properties, including the $90 million construction loan for the Las Olas River House condominium development. This loan was closed in March 2002, has a December 31, 2002, balance of $6.9 million, and matures in 2005. The construction loan provides for a one-year extension. The aggregate balance of the other construction loans at December 31, 2002, is $71.4 million. These construction loans mature in 2003 or 2004 and have one- or two-year extension options.

Cash Flows from Operating Activities

Our net cash flow provided by operating activities increased by $10 million in 2002 compared to 2001. Net cash flow provided by operating activities increased by $19.5 million in 2001 compared to 2000. These increases were primarily due to increases in the excess of for-sale housing inventory sales collected over renovation costs of the condominium conversion. Additionally, the lease-up of newly constructed apartment communities contributed to the increases.

Cash Flows from Investing Activities

During 2002, net cash used in investing activities decreased $24 million compared to 2001 principally related to unconsolidated partnerships and joint ventures. In 2002, Tarragon received its share of net proceeds from the sale of five partnership properties totaling $13.2 million. In 2001, one partnership property was sold, and Tarragon received $1.8 million. Additionally, in 2001, Tarragon advanced $8.1 million to One Las Olas in connection with development of its luxury condominium project. In 2002, the partnership obtained construction financing and repaid Tarragon $4.8 million, although Tarragon advanced an additional $4.6 million to the partnership that plans to develop the second phase of this project. Excluding amounts advanced or received related to Las Olas, we advanced funds for development costs of joint venture properties of $2 million in 2002 and $4.1 million in 2001. We spent $29.5 million in 2002 and $43.8 million in 2001 on development costs for consolidated properties under construction.

Cash flows from investing activities were very similar for 2001 compared to 2000. In 2000, we advanced $5.4 million to joint ventures for property development costs and spent $35.7 million on development costs for consolidated properties.

See "Sales of Consolidated Properties" below for the detail of net cash proceeds from the sale of consolidated properties during the last three years.

Cash Flows from Financing Activities

Cash provided by financing activities decreased $30 million in 2002 compared to 2001 chiefly due to net repayments of advances under our line of credit with affiliates of William S. Friedman in 2002 of $12.2 million, while we borrowed net advances of $5 million during 2001. We received $7.1 million from unconsolidated partnerships and joint ventures representing our share of net financing proceeds in 2002. In 2001, such distributions totaled $10.4 million. Cash provided by financing activities decreased $17 million in 2001 compared to 2000, as distributions from partnerships' financing activities totaled $29 million in 2000.

As stated previously, proceeds from borrowings are a significant source of cash for Tarragon. In 2002, we received net proceeds of $15.4 million from financings of consolidated properties. We also received $30.7 million from construction loan borrowings. In 2001, net cash proceeds from financing were $11.6 million, and construction loan borrowings were $43.2 million. In 2000, net cash proceeds from financing were $22.3 million, and construction loan borrowings were $34.2 million.

Common Stock Repurchase Program

The Board of Directors has authorized a common stock repurchase program. We intend to continue to repurchase shares of our common stock as long as we believe the fair market value of our net assets per share is substantially greater than the market price of our common stock. We repurchased 326,982 shares of our common stock in open market and negotiated transactions in 2002 at a cost of $4.7 million. We repurchased 265,708 shares in 2001 and 549,652 shares in 2000 for an aggregate $3.2 million in 2001 and $5.7 million in 2000. Subject to market conditions, we expect to repurchase shares of our common stock in 2003 at a rate consistent with that of the prior three years. As of December 31, 2002, Tarragon had authority to repurchase an additional 630,406 common shares.

Sales of Consolidated Properties

The following table summarizes sales of consolidated properties during the last three years (in thousands). In accordance with SFAS No. 144, the gains on sale of Collegewood Apartments and English Village Apartments were presented in discontinued operations for the year ended December 31, 2002.

Date of Sale	Property	Sale Price	Net Cash Proceeds	Gain (Loss) on Sale
2002:				
Mar-02	Collegewood Apartments	$ 5,238	$ 3,005	$ 2,267
Oct-02	Lake Highlands Land	420	378	267
Dec-02	Palm Grove Apartments	3,125	1,890	1,258
Dec-02	English Village Apartments	12,900	2,519	4,081
		21,683	7,792	7,873
2001:				
Feb-01	Park Norton Apartments	1,019	373	—
Mar-01	Rancho Sorrento Office Park	4,050	1,484	499
Apr-01	K-Mart in Charlotte, NC	375	354	174
Jul-01	K-Mart in Temple Terrace, FL	7,729	1,871	1,902
Nov-01	Cornell Apartments	4,100	1,468	1,919
Dec-01	Midland Plaza	950	283	(22)
		18,223	5,833	4,472
2000:				
Jan-00	Rancho Sorrento Office Park	6,450	3,758	38
Feb-00	K-Mart in Charlotte, NC	175	27	59
May-00	K-Mart in Charlotte, NC	1,099	1,038	281
Sep-00	Bryan Hill Apartments	5,200	844	2,506
Oct-00	Fenway Hall Apartments	2,200	830	503
Nov-00	Riverside Apartments	8,325	3,098	4,124
Dec-00	Mariposa Manor Apartments	759	1	20
Dec-00	Park Place Apartments	722	586	104
Dec-00	Tarzana Towne Plaza	3,800	400	396
Dec-00	Vintage at Legacy Phase II Land	2,425	1,096	—
		31,155	11,678	8,031
		$71,061	$25,303	$20,376

For-Sale Housing Inventory Sales

The following table summarizes the sales of for-sale housing inventory for 2000 through 2002. Due to an increase in estimated costs to complete the condominium conversion of 5600 Collins Avenue, we recorded for-sale housing inventory write-downs in 2002 totaling $2.7 million.

	2002	2001	2000
	(in thousands, except number of units sold)		
Number of units sold	99	125	38
Aggregate sales	$ 26,179	$ 25,950	$ 6,704
Gross profit (after inventory write-downs totaling $2,680 in 2002)	(2,680)	4,091	1,797
Aggregate sales collected	$ 27,466	$ 24,718	$ 6,250
Mortgage payments	(10,492)	(16,596)	(3,911)
Net cash proceeds	16,974	8,122	2,339
Renovation costs paid	(7,388)	(14,053)	(9,509)
Proceeds from borrowings	—	462	4,488
Net cash received (paid)	$ 9,586	$ (5,469)	$(2,682)

RESULTS OF OPERATIONS

2002 Compared to 2001

Consolidated Properties

At December 31, 2002, our consolidated apartment communities included 9,815 operating units, and our consolidated commercial properties had an aggregate 1.2 million square feet. The following table summarizes the components of aggregate property level net operating results for all of our consolidated properties for the years ended December 31, 2002 and 2001.

	2002	2001	Change
		(in thousands)	
Rental revenue	$ 88,111	$ 84,020	$ 4,091
Property operating expenses	(47,025)	(44,983)	(2,042)
Net operating income	41,086	39,037	2,049
Interest expense	(22,985)	(26,008)	3,023
Depreciation expense	(19,652)	(19,597)	(55)
	$ (1,551)	$ (6,568)	$ 5,017

The following table presents the changes in property level revenues and expenses caused by properties consolidated, deconsolidated, or sold during the two-year period and new development properties in lease-up.

	Properties Consolidated in April 2002[a]	Properties Sold in 2001 and 2002[b]	Properties Deconsolidated in 2001[c]	Properties in Lease-Up[d]	Other Changes	Total
Rental revenue	$ 4,450	$(3,917)	$(4,097)	$ 6,309	$ 1,346	$ 4,091
Property operating expenses	(1,754)	1,865	1,500	(2,418)	(1,235)	(2,042)
Net operating income	2,696	(2,052)	(2,597)	3,891	111	2,049
Interest expense	(1,029)	1,206	1,846	(1,852)	2,852	3,023
Depreciation expense	(922)	681	880	(1,322)	628	(55)
	$ 745	$ (165)	$ 129	$ 717	$ 3,591	$ 5,017

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(b) Includes three commercial properties and four apartment communities.

(c) Due to a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001.

(d) Includes six properties recently completed or under construction that began lease-up in 2001 or 2002.

Other increases in rental revenue are due to a 1% increase in scheduled rents and a 6% decrease in vacancy losses. Other increases in property operating expenses are chiefly due to property tax refunds received in 2001, higher costs of insurance in 2002, and increased management fee expense since out-sourcing management to many of our properties in 2001 and 2002. These increased expenses were partially offset by lower utility costs in 2002. Other decreases in interest expense are due to paying off or paying down several mortgages and decreases in interest rates on our variable rate debt.

The following table presents operating information about our portfolio of 41 consolidated apartment properties with 8,151 units owned for all of 2002 and 2001.

	2002	2001	Change	Percentage Change
		(in thousands, except per unit amounts)		
Rental revenue	$ 61,294	$ 59,158	$2,136	3.6%
Property operating expenses	(33,932)	(33,021)	(911)	2.8%
Net operating income	$ 27,362	$ 26,137	$1,225	4.7%
Net operating income as a percentage of rental revenue	44.6%	44.2%	.4%	
Average monthly rental revenue per unit	$ 627	$ 605	$ 22	3.6%

Rental revenue increased chiefly due to generally higher rental rates, as well as decreased vacancy losses due to higher occupancy at several properties. Average overall economic occupancy increased slightly from 90% in 2001 to 91.5% in 2002. The increase in property operating expenses was due to higher property management fees and property insurance costs, partially offset by lower utility expenses, as discussed above.

Unconsolidated Partnerships and Joint Ventures

The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2002 and 2001.

	2002	2001	Change
		(in thousands)	
Rental revenue	$ 41,639	$ 45,349	$ (3,710)
Property operating expenses	(20,851)	(20,962)	111
Net operating income	20,788	24,387	(3,599)
Interest expense	(14,128)	(14,459)	331
Depreciation expense	(8,311)	(6,916)	(1,395)
Gain on sale of real estate	27,382	1,188	26,194
Discontinued operations	7,539	484	7,055
Elimination of management fees paid to Tarragon	1,403	1,146	257
Outside partners' interest in income of joint ventures	(7,429)	(2,153)	(5,276)
Distributions in excess of investment	6,055	4,142	1,913
Reduction in gain recognized for distributions in excess of investment recognized in 2000	(16,257)	—	(16,257)
Equity in income of partnerships and joint ventures	$ 17,042	$ 7,819	$ 9,223

Gain on sale of real estate for 2002 includes a $25.2 million gain on the sale of Devonshire Apartment Owners' sole property, The Villages at Gateway. The reduction in gain recognized for distributions in excess of investment recognized in 2000 relates to Devonshire Apartment Owners. This income was recognized in connection with the transfer of ownership of The Villages at Gateway to the joint venture in July 2000 and represented distribution of financing proceeds in excess of our investment in the joint venture.

Discontinued operations include the net operating results of Stone Creek Associates and the gain on sale of its only property in December 2002.

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment. In these situations, the joint ventures' debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures.

The following table presents the effect of properties consolidated, deconsolidated, or sold during the two-year period and new development properties in lease-up on aggregate joint ventures' property level revenues and expenses.

	Properties Consolidated in April 2002[a]	Properties Sold in 2002[b]	Properties Deconsolidated in 2001[c]	Properties in Lease-Up[d]	Other Changes	Total
Rental revenue	$(3,985)	$(6,713)	$ 4,350	$ 2,298	$ 340	$(3,710)
Property operating expenses	1,672	2,804	(1,922)	(1,546)	(897)	111
Net operating income	(2,313)	(3,909)	2,428	752	(557)	(3,599)
Interest expense	856	2,235	(1,689)	(1,228)	157	331
Depreciation expense	650	875	(847)	(887)	(1,186)	(1,395)
Loss before gain on sale of real estate and discontinued operations	$ (807)	$ (799)	$ (108)	$(1,363)	$(1,586)	$(4,663)

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(b) Includes four apartment communities sold in 2002. Operating results for a fifth property sold have been presented in discontinued operations.

(c) Due to a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001.

(d) Includes three partnerships with properties recently completed or under construction that began lease-up in 2001 or 2002.

Corporate Expenses

Corporate general and administrative expenses increased $963,000 for 2002 compared to 2001. We incurred $531,000 of expenses in connection with potential acquisitions or development projects or financing transactions that were not selected for further investment. Additionally, we recognized expense of $317,000 in 2002 in connection with stock options granted. We adopted the fair value expense recognition provisions of SFAS No. 123 effective July 1, 2002, and we recognized no expense in 2001 for stock options granted. Partially offsetting these increases was a $796,000 decrease due to ceasing amortization of goodwill in connection with the adoption of SFAS No. 142 in January 2002. The bulk of the remaining increase is related to development-related personnel additions and compensation increases.

Property general and administrative expenses decreased $409,000 for 2002 compared to 2001, primarily due to a change to third party property management for certain of our properties and a related reduction in property management staff during 2001 and 2002.

2001 Compared to 2000

Consolidated Properties

At December 31, 2001, our consolidated apartment communities included 9,837 operating units and our consolidated operating commercial properties had an aggregate 1.1 million square feet. The following table summarizes the components of aggregate property level net operating results for all of our consolidated properties for the years ended December 31, 2001 and 2000.

	2001	2000	Change
		(in thousands)	
Rental revenue	$ 84,020	$ 86,990	$(2,970)
Property operating expenses	(44,983)	(45,582)	599
Net operating income	39,037	41,408	(2,371)
Interest expense	(26,008)	(28,840)	2,832
Depreciation expense	(19,597)	(18,083)	(1,514)
	$ (6,568)	$ (5,515)	$(1,053)

The following table presents the changes in property level revenues and expenses caused by properties acquired, deconsolidated, or sold during the two-year period and new development properties in lease-up.

	Properties Acquired in 2000[a]	Properties Sold in 2001 and 2000[b]	Properties Deconsolidated in 2001 and 2000[c]	Properties in Lease-Up[d]	Other Changes	Total
Rental revenue	$ 2,841	$(3,586)	$(7,312)	$ 4,282	$ 805	$(2,970)
Property operating expenses	(1,230)	2,111	3,379	(2,368)	(1,293)	599
Net operating income	1,611	(1,475)	(3,933)	1,914	(488)	(2,371)
Interest expense	(885)	1,048	3,275	(2,096)	1,490	2,832
Depreciation expense	(748)	361	1,117	(1,586)	(658)	(1,514)
	$ (22)	$ (66)	$ 459	$(1,768)	$ 344	$(1,053)

(a) Includes three apartment communities in which we bought out our outside partners' interests in February 2000.

(b) Includes three commercial properties and seven apartment communities.

(c) Due to a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001, and The Villages at Gateway (formerly known as Devonshire Apartments) was deconsolidated in 2000.

(d) Includes four properties recently completed that began lease-up in 2000 or 2001.

Other increases in property operating expenses are primarily due to higher utility and insurance costs and increased management fee expense since out-sourcing management to many of our properties in 2001. Other decreases in interest expense are due to paying off or paying down several mortgages and decreases in interest rates on our variable rate debt.

The following table presents operating information about our portfolio of 40 consolidated apartment properties with 7,699 units owned for all of 2001 and 2000.

	2001	2000	Change	Percentage Change
	(in thousands, except per unit amounts)			
Rental revenue	$ 54,696	$ 52,627	$2,069	3.9%
Property operating expenses	(30,985)	(30,855)	(130)	.4%
Net operating income	$ 23,711	$ 21,772	$1,939	8.9%
Net operating income as a percentage of rental revenue	43.4%	41.4%	2.0%	
Average monthly rental revenue per unit	$ 592	$ 570	$ 22	3.9%

Unconsolidated Partnerships and Joint Ventures

The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2001 and 2000.

	2001	2000	Change
		(in thousands)	
Rental revenue	$ 45,349	$ 33,674	$ 11,675
Property operating expenses	(20,962)	(16,815)	(4,147)
Net operating income	24,387	16,859	7,528
Interest expense	(14,459)	(11,850)	(2,609)
Depreciation expense	(6,916)	(4,955)	(1,961)
Gain on sale of real estate	1,188	—	1,188
Discontinued operations	484	433	51
Elimination of management fees paid to Tarragon	1,146	266	880
Outside partners' interest in income of joint ventures	(2,153)	(929)	(1,224)
Distributions in excess of investment	4,142	16,257	(12,115)
Equity in income of partnerships and joint ventures	$ 7,819	$ 16,081	$ (8,262)

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment. In these situations, the joint ventures' debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures.

The following table presents the effect of properties deconsolidated during the two-year period and renovated properties that were stabilized in 2000 on aggregate joint ventures' property level revenues and expenses.

	Properties Deconsolidated in 2001 or 2000[a]	Properties Stabilized in 2000[b]	Other Changes	Total
Rental revenue	$10,054	$1,272	$ 349	$11,675
Property operating expenses	(4,105)	(56)	14	(4,147)
Net operating income	5,949	1,216	363	7,528
Interest expense	(3,754)	(164)	1,309	(2,609)
Depreciation expense	(1,581)	(257)	(123)	(1,961)
Income before gain on sale of real estate and discontinued operations	$ 614	$ 795	$1,549	$ 2,958

(a) In connection with a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001, and the Villages at Gateway was deconsolidated in 2000.

(b) Includes four Ansonia properties that were renovated and stabilized in 2000.

Corporate Expenses

Corporate general and administrative expenses increased $1.8 million for 2001 compared to 2000 primarily due to additional positions relating to development and higher rent in the corporate office in New York, which was relocated in June 2000.

SEGMENT OPERATING RESULTS

Investment Division

Net operating income (rental revenue less property operating expenses) for our 41 same store Investment Division apartment communities with 7,185 units (consolidated and unconsolidated) increased $1.1 million, or 4.7%, in 2002 compared to 2001 and increased $489,000, or 2.2% in 2001 compared to 2000. These increases were mostly due to increases in revenues: 3.7% in 2002 compared to 2001 and 4.3% in 2001 compared to 2000. Net operating income as a percentage of rental revenue for these properties was 45.1% in 2002, 44.7% in 2001, and 45.6% in 2000.

The 18 (ten consolidated and eight unconsolidated) apartment communities stabilized during 2000, 2001, or 2002, contributed net operating income of $25.2 million in 2002 and $8 million in 2001 to the Investment Division. Prior to their stabilization, their operating results were presented in the Development Division.

Tarragon uses funds from operations ("FFO") along with net income or loss computed in accordance with GAAP to measure the performance of the properties in its Investment Division. See Note 16. "Segment Reporting" in the Notes to Consolidated Financial Statements for the definition of FFO. The 41 same store apartment communities with 7,185 units, both consolidated and unconsolidated, reported an increase of $2 million, or 26%, in FFO in 2002 compared to 2001 and an increase of $751,000, or 11%, in 2001 compared to 2000.

The 18 apartment communities stabilized during 2000, 2001, or 2002 contributed FFO of $9.3 million in 2002 and $3.3 million in 2001 to the Investment Division.

Development Division

Tarragon measures the performance of its Development Division primarily by net profit from third party and intercompany sales. Net profit from intercompany sales is the excess of the properties' estimated fair values over their net carrying values at the date they are determined to be stabilized and moved into the Investment Division. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting.

In 2002, the Development Division reported net profit of $51.7 million on the transfer of 11 consolidated and five unconsolidated properties to the Investment Division upon the determination that they were stabilized. In 2001, the Development Division reported net profit of $12.2 million on the transfer of properties that had become stabilized (five consolidated and five unconsolidated) to the Investment Division.

For-Sale Housing Division

Tarragon also measures the performance of its For-Sale Housing Division primarily by net profit from third party and intercompany sales. Although it is our smallest division, it is expected to be our most rapidly growing division. Prior to 2002, the assets currently in our For-Sale Housing Division were reported along with the Development Division.

Estimated Fair Market Value of Net Assets Per Common Share

Tarragon also measures its performance by changes in estimated fair market value of net assets per common share, as presented in the following table (in thousands, except per share amounts). All per share amounts have been restated to give effect to the February 14, 2003, three-for-two stock split.

December 31,	2002	2001	2000
Identifiable assets:			
Real estate net of accumulated depreciation:			
Investment	$365,918	$201,971	$212,482
Development	69,609	232,174	250,353
For-sale housing	31,632	—	—
	$467,159	$434,145	$462,835
Investments in and advances to partnerships and joint ventures:			
Investment	$ 8,844	$ 5,363	$ 9,569
Development	5,869	25,934	20,313
For-sale housing	14,389	—	—
	$ 29,102	$ 31,297	$ 29,882
Book value per common share[1]	$ 5.66	$ 5.41	$ 5.36
Estimated fair market values of real estate[2]:			
Real estate:			
Investment	$522,953	$330,325	$309,776
Development	68,713	252,099	302,635
For-sale housing	43,727	—	—
	$635,393	$582,424	$612,411
Estimated fair market values of investments in and advances to partnerships and joint ventures[2]:			
Investment	$ 62,628	$ 45,586	$ 29,286
Development	5,869	48,410	34,075
For-sale housing	14,389	—	—
	$ 82,886	$ 93,996	$ 63,361
Estimated fair market value of net assets per common share[3]	$ 23.62	$ 21.90	$ 19.22
Estimated fully diluted fair market value of net assets per common share[3]	$ 20.85	$ 19.65	$ 17.30

(1) Book value per common share represents total stockholders equity less preferred stock liquidation preference divided by shares outstanding. Amounts have been restated to give effect to the April 2002 10% stock dividend and the February 2003 three-for-two stock split.

(2) Estimated fair market values have been determined using the following procedures. For properties with appraisals ordered by lenders in connection with mortgage financing performed within two years for 2000 and within one year for 2001 and 2002, the appraised values are used. We have estimated the fair market value of our condominium conversions using the unit contract or offering prices less estimated selling costs and remaining costs of unit renovations. For 2000, we estimated the fair market value of one property that was sold in February 2001 at such sale price, and we estimated the fair market values of two properties using current written offers to purchase from third parties. For 2001, we estimated the fair market values of ten properties then under contract for sale at such contract sale prices. Six of these were sold in 2002. We estimated the fair market value of a nearly completed commercial property under construction at the amount of a written offer less estimated costs to complete construction. For 2001, we estimated the fair market values of four properties using contract prices from recently terminated sale contracts with third parties. For 2002, we estimated the fair market value of five properties under contract at such contract prices. Three of these properties were sold in the first quarter of 2003. Also for 2002, we estimated the fair market values of two properties based on written offers to purchase from third parties. For land and all other properties under development or construction or in initial lease-up, the historical cost basis net carrying values are used. For all other properties, we engaged Marcus & Millichap, a national real estate investment brokerage company, to perform Broker's Opinions of Value, and these values are used. Estimated fair market values of investments in and advances to partnerships reflect Tarragon's interest in the estimated fair market values of the net assets (real estate value less mortgage debt).

(3) The estimated fair market value of our net assets is computed by adding the excess of our estimated fair market values of our real estate and investments in and advances to partnerships over their book values to and subtracting intangible assets and deferred charges from book value equity. Estimated fully diluted fair market value of net assets per common share has been computed assuming all outstanding stock options have been exercised. Per share amounts have been restated to give effect to the April 2002 10% stock dividend and the February 2003 three-for-two stock split.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Tarragon is exposed to market risk from changes in interest rates that may adversely affect our financial position, results of operations, and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage such exposure through our regular operating and financing activities. We do not trade or speculate in financial instruments. In addition, we may incur losses due to declines in the market price of our stock because of a put agreement described below.

At December 31, 2002, Tarragon had four interest rate caps with aggregate notional values of $35.7 million that mature between May 2005 and December 2006. The carrying values of the caps are adjusted quarterly to their estimated fair values, with the changes in value charged or credited to interest expense. At December 31, 2002, if the rates on which the fair values are based had been 100 basis points lower, our interest expense for 2002 would have been higher by $40,000. If the rates on which the fair values are based had been 100 basis points higher, our interest expense would have been lower by $56,000.

At December 31, 2002, Tarragon had approximately $241 million of variable rate debt. The primary base rate is the 30-day LIBOR. Using this balance of debt, if LIBOR or any other indexes on which the rates are based increased by 100 basis points (1%), our pre-tax earnings would decrease by approximately $2.37 million (based on our expected level of interest capitalized) and cash flows would decrease by approximately $2.34 million (based on our currently available interest reserves). On the other hand, if interest rates decreased by 100 basis points, our pre-tax earnings would increase by approximately $2.37 million and cash flows would increase by approximately $2.20 million.

At December 31, 2002, unconsolidated partnerships had approximately $131 million of variable rate debt. A 100 basis point increase in the index on which the rates are based would reduce our pre-tax earnings by approximately $857,000 (based on our current operations-sharing ratios in the partnerships and the expected level of interest capitalized), while a 100 basis point decrease would increase our pre-tax earnings by approximately $857,000. Assuming these partnerships distribute all of their available cash to the partners, our cash flow would decrease by $832,000 if interest rates increase by 1%, and would increase by $621,000 if interest rates decrease by 1%, (based on our currently available interest reserves).

In 2002, we sold a put option for $10,000 to an unaffiliated investor. During a period of one year expiring June 2003, the investor has the right to sell and we have an obligation to purchase up to a total of 150,000 shares of our common stock then owned or held by the investor at $10 per share. Any exercise of the put option by the investor must be in a minimum amount of 7,500 shares per delivery. The sale price was recorded as a liability as of the date of sale. If the price of our common stock falls below $10 during the term of the put agreement, the difference between the market price of the stock and the $10 put price multiplied by 150,000 shares will be recorded as a charge to earnings and a corresponding increase to the liability. At March 3, 2003, the closing price of our common stock was $13.58.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Tarragon Realty Investors, Inc.

We have audited the accompanying consolidated balance sheet of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit. The consolidated financial statements of Tarragon Realty Investors, Inc. and subsidiaries as of December 31, 2001, and for each of the two years in the period then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 29, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and the fair value accounting method of No. 123 "Accounting for Stock-Based Compensation" in 2002.

Grant Thornton LLP

Dallas, Texas
February 28, 2003

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
	(dollars in thousands)	
ASSETS		
Real estate held for investment (net of accumulated depreciation of $103,173 in 2002 and $80,760 in 2001)	$ 427,989	$ 373,501
Real estate held for sale (net of accumulated depreciation of $301 in 2002 and $7,950 in 2001)	7,538	29,232
For-sale housing inventory	31,632	31,412
Investments in and advances to partnerships and joint ventures	29,102	31,297
Cash and cash equivalents	18,023	8,989
Restricted cash	6,115	6,775
Goodwill	2,691	2,691
Other assets, net (including $626 in 2002 and $2,164 in 2001 due from affiliates)	17,134	19,873
	$ 540,224	$ 503,770
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Notes, debentures, and interest payable (including $11,815 in 2001 due to affiliates)	$ 428,926	$ 399,956
Other liabilities	19,042	21,467
	447,968	421,423
Commitments and contingencies		
Minority interest	18,523	9,229
Stockholders' equity		
Common stock, $0.01 par value; authorized shares, 20,000,000; shares outstanding, 7,896,760 in 2002 and 7,427,426 in 2001 (after deducting 3,705,382 in 2002 and 3,793,950 in 2001 held in treasury)	79	74
Special stock, $.01 par value; authorized shares, 7,500,000; shares outstanding, none	—	—
Preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 560,518 in 2002 and 571,527 in 2001; liquidation preference, $6,726 in 2002 and $6,858 in 2001, or $12 per share	6	6
Paid-in capital	306,414	300,627
Accumulated deficit	(232,766)	(227,589)
	73,733	73,118
	$ 540,224	$ 503,770

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2002	2001	2000
	(dollars in thousands, except per share data)		
Revenue			
Rentals	$ 88,111	$ 84,020	$ 86,990
For-sale housing inventory sales	26,179	25,950	6,704
Interest (including $136 in 2002 and $130 in 2001 from affiliates)	510	338	189
Management fees and other (including $472 in 2002, $314 in 2001, and $279 in 2000 from affiliates)	580	518	376
Equity in income of partnerships and joint ventures	17,042	7,819	16,081
	132,422	118,645	110,340
Expenses			
Property operations	47,025	44,983	45,582
Costs of for-sale housing inventory sales (including inventory write-downs of $2,680 in 2002)	28,859	21,859	4,907
Interest (including $228 in 2002, $397 in 2001, and $425 in 2000 to affiliates)	24,707	27,762	30,146
Depreciation	19,652	19,597	18,083
Impairment charges	—	—	371
General and administrative			
Corporate	9,472	8,509	6,700
Property	3,064	3,473	3,724
	132,779	126,183	109,513
Income (loss) before other items	(357)	(7,538)	827
Minority interests in income of consolidated partnerships	(1,285)	(520)	(356)
Net gain on sale of real estate	1,258	4,994	8,031
Gain (loss) on investments	(29)	1,551	(261)
Insurance and other claims	84	306	1,454
Litigation settlement	102	2,295	(40)
Income (loss) from continuing operations	(227)	1,088	9,655
Discontinued operations			
Loss from operations	(83)	—	—
Gain on sale of real estate	6,615	—	—
Extraordinary items	(846)	(185)	(2,697)
Cumulative effect of change in accounting principle	—	326	—
Net income	5,459	1,229	6,958
Dividends on cumulative preferred stock	(683)	(657)	(418)
Net income allocable to common stockholders	$ 4,776	$ 572	$ 6,540
Other comprehensive income:			
Net income	$ 5,459	$ 1,229	$ 6,958
Unrealized net losses on marketable equity securities	—	—	(22)
Reclassification of realized losses on marketable equity securities	—	—	62
Comprehensive income	$ 5,459	$ 1,229	$ 6,998
Earnings per common share			
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .04	$ .70
Discontinued operations	.54	—	—
Extraordinary items	(.07)	(.02)	(.20)
Cumulative effect of change in accounting principle	—	.03	—
Net income allocable to common stockholders	$ .39	$ .05	$ .50
Weighted average shares of common stock used in computing earnings per share	12,068,381	12,326,006	13,158,456
Earnings per common share—assuming dilution			
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .03	$ .69
Discontinued operations	.54	—	—
Extraordinary items	(.07)	(.02)	(.20)
Cumulative effect of change in accounting principle	—	.03	—
Net income allocable to common stockholders	$ .39	$ .04	$ .49
Weighted average shares of common stock used in computing earnings per share—assuming dilution	12,068,381	12,937,627	13,321,065

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
	Shares	Amount	Shares	Amount				
					(dollars in thousands)			
Balance, December 31, 1999	—	$—	7,993,999	$80	$299,528	$(226,575)	$(40)	$72,993
Exchange of preferred stock for common stock	596,836	6	(596,836)	(6)	—	—	—	—
Repurchase of common stock	—	—	(549,652)	(5)	(5,673)	—	—	(5,678)
Retirement of preferred stock	(8,562)	—	—	—	(87)	—	—	(87)
Stock options exercised	—	—	55,412	—	318	—	—	318
Common stock dividend	—	—	687,189	7	8,119	(8,126)	—	—
Dividends on cumulative preferred stock ($0.70 per share)	—	—	—	—	—	(418)	—	(418)
Net income recognized in other comprehensive income (loss)	—	—	—	—	—	—	40	40
Net income	—	—	—	—	—	6,958	—	6,958
Balance, December 31, 2000	588,274	6	7,590,112	76	302,205	(228,161)	—	74,126
Repurchase of common stock	—	—	(265,708)	(3)	(3,178)	—	—	(3,181)
Retirement of preferred stock	(41,747)	—	39,875	—	(53)	—	—	(53)
Stock options exercised	—	—	63,147	1	361	—	—	362
Acquisition of Accord Properties Associates, LLC	25,000	—	—	—	1,292	—	—	1,292
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(657)	—	(657)
Net income	—	—	—	—	—	1,229	—	1,229
Balance, December 31, 2001	571,527	6	7,427,426	74	300,627	(227,589)	—	73,118
Repurchase of common stock	—	—	(326,982)	(3)	(4,728)	—	—	(4,731)
Retirement of preferred stock	(11,009)	—	—	—	(132)	—	—	(132)
Common stock dividend	—	—	736,749	7	9,946	(9,953)	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(683)	—	(683)
Stock options exercised	—	—	59,567	1	384	—	—	385
Compensation expense related to stock options granted	—	—	—	—	317	—	—	317
Net income	—	—	—	—	—	5,459	—	5,459
Balance, December 31, 2002	**560,518**	**$ 6**	**7,896,760**	**$79**	**$306,414**	**$(232,766)**	**$ —**	**$73,733**

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2002	2001	2000
		(dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,459	$ 1,229	$ 6,958
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle	—	(326)	—
Noncash extraordinary items	304	50	677
Extraordinary items of unconsolidated partnerships	400	100	1,015
Insurance and other claims	(84)	(306)	(1,454)
(Gain) loss on investments	29	(1,551)	261
Net gain on sale of real estate	(7,873)	(4,994)	(8,031)
Minority interests in income of consolidated partnerships	1,285	520	356
Impairment charges	—	—	371
Depreciation and amortization	22,660	23,001	21,458
Equity in income of partnerships	(17,042)	(7,819)	(16,081)
Interest on advances to partnerships	—	—	(37)
Noncash compensation related to stock options	317	—	—
(Increase) decrease in for-sale housing inventory development costs	22,759	7,447	(4,684)
Changes in other assets and other liabilities, net of effects of noncash investing and financing activities:			
(Increase) decrease in interest receivable	(139)	(9)	2
(Increase) decrease in other assets	403	(2,730)	(4,047)
Increase (decrease) in other liabilities	(1,551)	2,338	177
Increase (decrease) in interest payable	(227)	(205)	302
Net cash provided by (used in) operating activities	26,700	16,745	(2,757)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of real estate	(4,975)	(4,840)	(6,046)
Proceeds from sale of real estate	7,792	5,833	11,678
Real estate development costs and improvements	(45,732)	(51,376)	(49,038)
Note receivable collections	3,499	4,875	392
Distributions from partnerships' investing activities	13,244	1,814	—
Advances to partnerships and joint ventures for development costs	(6,626)	(12,289)	(5,383)
Refund of partnership and joint venture development costs from construction financing	4,814	533	—
Advances to joint ventures for property acquisitions	—	—	(2,028)
Net distributions (contributions and advances) related to property operations of partnerships and joint ventures	2,071	5,159	(1,575)
Other	(968)	(610)	(849)
Net cash (used in) investing activities	(26,881)	(50,901)	(52,849)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	108,459	89,043	142,197
Payments on mortgage notes payable	(88,580)	(62,123)	(107,841)
Advances (repayment of advances) from affiliates, net	(12,186)	5,021	1,640
Margin account repayments, net	—	(260)	(2,794)
Distributions from partnerships' financing activities	7,096	10,434	29,021
Stock repurchases	(4,863)	(3,234)	(5,765)
Dividends to stockholders (including amounts accrued in prior years)	(1,325)	(497)	(1,536)
Other	614	620	874
Net cash provided by financing activities	9,215	39,004	55,796
Net increase in cash and cash equivalents	9,034	4,848	190
Cash and cash equivalents, beginning of year	8,989	4,141	3,951
Cash and cash equivalents, end of year	$ 18,023	$ 8,989	$ 4,141

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31,	2002	2001	2000
		(dollars in thousands)	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$ 23,829	$ 26,508	$ 29,135
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Changes in assets and liabilities in connection with the purchase of real estate:			
Real estate	$ 4,975	$ 18,846	$ 150,853
Restricted cash	—	468	609
Investments in and advances to partnerships	—	—	(21,087)
Other assets	—	170	1,599
Notes and interest payable	—	(14,420)	(119,704)
Other liabilities	—	(224)	(1,224)
Minority interest	—	—	(5,000)
Cash paid	$ 4,975	$ 4,840	$ 6,046
Assets written off and liabilities released in connection with the disposition of real estate:			
Real estate	$ 12,463	$ 12,702	$ 22,018
Allowance for estimated losses	—	(71)	(355)
Other assets	(1,654)	(873)	(235)
Notes and interest payable	(10,544)	(10,868)	(17,396)
Other liabilities	(346)	(51)	(385)
Net gain on sale	7,873	4,994	8,031
Cash received	$ 7,792	$ 5,833	$ 11,678
Effect on assets and liabilities of the consolidation of two properties in 2002 and the deconsolidation of four properties in 2001 and one property in 2000 in connection with changes in control:			
Real estate	$ 38,488	$(65,414)	$ (7,639)
Investments in and advances to partnerships	207	5,737	7,889
Other assets	1,858	(1,349)	(629)
Notes and interest payable	(31,672)	60,390	—
Other liabilities	(284)	636	379
Minority interest	(8,597)	—	—
	$ —	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Tarragon Realty Investors, Inc., its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), the most significant of which are described in Note 1. "Summary of Significant Accounting Policies." The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2000 and 2001 have been reclassified to conform to the 2002 presentation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures it controls. All significant intercompany transactions and balances have been eliminated.

Real Estate and Depreciation

Real estate held for investment is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property's cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset's carrying value is written down to estimated fair value with a charge against current earnings. In December 2000, we recorded an impairment charge of $1.6 million to write down the carrying value of Jackson Square Shopping Center to its estimated fair value.

We capitalize property improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year, except for individual expenditures less than $10,000 that are not part of a planned renovation project. Under this policy, during 2002, expenditures of $9 million were capitalized, and property replacements of $3.6 million were expensed. Property replacements expensed include, but are not limited to, such items as landscaping, common area improvements, and apartment upgrades. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years. Real estate held for sale is not depreciated.

We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $850,000, $2.8 million, and $3.9 million was capitalized during 2002, 2001, and 2000, respectively.

Properties we believe have peaked in value or can no longer operate efficiently within our portfolio have been placed on the market for sale. Properties for which executed contracts for sale are in place are reclassified to held for sale. We cease depreciating the properties in the month following their reclassification to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue marketing efforts. When properties are reclassified from held for sale to held for investment, we resume depreciating them in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale.

Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell. During 2000, we reversed a previously established allowance against the carrying values of properties held for sale of $801,000, which was determined to be no longer required.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which, among other things, requires operating results for assets held for sale to be presented as discontinued operations for current and all prior years presented. SFAS No. 144 also changed the rules for impairment testing of real estate held for investment by requiring the use of a probability weighted approach to determine the holding period for purposes of estimating undiscounted cash flows. We adopted this statement January 1, 2002. The adoption had no effect on our reported net income. For the year ended December 31, 2002, the operations of properties for which a plan of disposal was implemented after the adoption of SFAS No. 144 have been reported in discontinued operations. Total revenues included in discontinued operations for the year ended December 31, 2002, were $2.4 million. These operations were previously reported in the Investment Division. We have not restated operating results for the years ended December 31, 2001 and 2000, to present the operations of these properties in discontinued operations due to immateriality.

Cash Equivalents

We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements.

Other Assets

Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, and prepaid leasing commissions. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.

Goodwill

Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized as expenses of operations but rather carried on the balance sheet as permanent assets. These assets will be subject to at least annual assessment for impairment by applying a fair value based test. We have determined there was no transitional impairment loss at January 1, 2002. Amortization of goodwill amounted to $796,000 and $630,000 for 2001 and 2000, respectively. See Note 18. "Goodwill" for a presentation of income (loss) from continuing operations, net income, earnings per common share, and earnings per common share—assuming dilution for 2001 and 2000, adjusted to exclude amortization expense related to goodwill.

Revenue Recognition

Rental, interest, and management fee revenue are recognized when earned. Included in "Other liabilities" in the accompanying Consolidated Balance Sheet as of December 31, 2002, is deferred revenue of $538,000 primarily related to long-term laundry and cable service contracts. This deferred revenue is being amortized to income on the straight-line basis over the terms of the contracts.

Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66, "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Investments in Noncontrolled Partnerships and Joint Ventures

We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. All significant intercompany transactions have been eliminated.

Stock Split and Dividend

In January 2003, the Board of Directors approved a three-for-two stock split effective February 14, 2003. In April 2002, a 10% stock dividend was paid. Weighted average shares of common stock outstanding and stock options outstanding, granted, exercised, and forfeited in Note 9. "Stock Options" have been restated to give effect to the stock split and dividend.

Earnings Per Common Share

Net income per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data have been restated to give effect to the 10% stock dividend paid in April 2002 and the three-for-two stock split on February 14, 2003. See Note 8. "Earnings Per Common Share."

Fair Value of Financial Instruments

Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2002 and 2001. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may realize or pay.

As of December 31, 2002 and 2001, we estimate that the carrying amounts for cash and cash equivalents and restricted cash approximate fair value because of the short maturities of those instruments. In addition, the carrying amounts of notes receivable and other liabilities approximate fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities. See Note 5. "Notes, Debentures, and Interest Payable" for the disclosure of fair values of notes payable.

Stock Option Plans

Effective July 1, 2002, we adopted the fair value method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," in accounting for our stock option plans, where previously we applied Accounting Principles Board's Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations. SFAS No. 123 indicates that the fair value method is the preferable method of accounting, and we have elected to apply it prospectively for all options granted since the beginning of 2002. Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are measured based on the difference between the quoted market price of the stock at the measurement date (ordinarily the date of grant) and the exercise price and should be charged to expense over the periods during which the grantee performs the related services. No stock-based employee compensation expense was recognized in 2001 or 2000.

In December 2002, the FASB amended SFAS No. 123 by issuing SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which we adopted upon issuance. SFAS No. 148 is effective for financial statements for years ending after December 15, 2002, and provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. For entities that elect to adopt the recognition provisions of SFAS No. 123 in years beginning before December 16, 2003, the change in accounting principle can be reported using any one of three methods. We elected to apply the "prospective method" and have applied the recognition provisions to all options granted or modified since the beginning of 2002. SFAS No. 148 also amended the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Because some awards under the plans vest over periods ranging from one to five years, the cost related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per common share if the fair value based method had been applied to all outstanding and unvested awards in each period. For more information about our stock option plans, See Note 9. "Stock Options."

For the Years Ended December 31,	2002	2001	2000
Net income allocable to common stockholders, as reported	$4,776	$572	$6,540
Add:			
Stock-based employee compensation expense included in reported net income	317	—	—
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards	(568)	(335)	(111)
Pro forma net income allocable to common stockholders	$4,525	$ 237	$6,429
Earnings per common share			
Net income allocable to common stockholders, as reported	$ .39	$ .05	$ .50
Net income allocable to common stockholders, pro forma	$ .37	$ .02	$ .49
Earnings per common share—assuming dilution			
Net income allocable to common stockholders, as reported	$ .39	$ .04	$ .49
Net income allocable to common stockholders, pro forma	$ .37	$ .02	$ .48

Derivatives

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This pronouncement establishes accounting and reporting standards requiring that a derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We adopted this pronouncement effective January 1, 2001. Our reverse repurchase agreement with an investment bank, terminated in 2001, was a derivative. The initial valuation adjustment of $326,000 was recorded as a cumulative effect of a change in accounting principle in 2001. Changes in the fair value of the underlying derivative instrument were recorded in current earnings during 2001 through the date we terminated the agreement. We have entered into four interest rate cap agreements in connection with mortgage financings. These caps are presented with "Other assets" in the accompanying Consolidated Balance Sheet as of December 31, 2002. The carrying values of the caps are adjusted quarterly to fair value with a corresponding charge or credit to interest expense.

In 2002, we sold a put option for $10,000 to an unaffiliated investor. During a period of one year expiring June 2003, the investor has the right to sell and we have an obligation to purchase up to a total of 150,000 shares of our common stock then owned or held by the investor at $10 per share. Any exercise of the put option by the investor must be in a minimum amount of 7,500 shares per delivery. The sale price was recorded as a liability as of the date of sale. If the price of our common stock falls below $10 during the term of the put agreement, the difference between the market price of the stock and the $10 put price multiplied by 150,000 shares will be recorded as a charge to earnings and a corresponding increase to the liability. At March 3, 2003, the closing price of our common stock was $13.58.

Advertising Costs

Advertising costs incurred in connection with new development properties in lease-up are deferred and amortized to property operating expenses over two years. Advertising costs incurred in connection with for-sale housing inventory is deferred and recorded as cost of sales when sales are closed. All other advertising costs are recorded to property operating expenses as incurred.

Employee Benefit Plan

Tarragon has a defined contribution plan covering substantially all of its employees. Tarragon's contributions are 401(k) matches determined based on 100% of the first 3% and 50% of the next 2% of the employees' salary deferrals. Total plan expense was $273,000 in 2002, $291,000 in 2001, and $198,000 in 2000 and is included in Corporate and Property general and administrative expenses in the accompanying Consolidated Statements of Operations.

Income Taxes

We recognize deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. A valuation allowance is recorded to the extent realization of deferred tax assets is uncertain.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 required gains and losses from extinguishments of debt to be classified as extraordinary items, if material. Under SFAS No. 145, gains and losses on extinguishments of debt will no longer be classified as extraordinary unless they meet the unusual in nature and infrequency of occurrence criteria in the Accounting Principles Board's Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which is expected to be rare. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Upon our adoption of SFAS No. 145 in January 2003, prepayment penalties or exit fees and the write-off of deferred financing expenses in connection with repayment of debt prior to maturity will no longer be classified as extraordinary items, as described in the next paragraph, but there will be no impact on our reported net income or loss.

Except for an extraordinary gain on debt forgiveness of $420,000 in 2001, extraordinary items in the accompanying Consolidated Statements of Operations include exit fees or prepayment penalties and the write-off of deferred financing expenses in connection with refinancings. For the years ended December 31, 2002, 2001, and 2000, $401,000, $100,000, and $1 million of the extraordinary items represent our share of such expenses of unconsolidated partnerships.

In November 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an Interpretation of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." FIN 45 requires guarantors to recognize a liability at the inception of guarantee arrangements within its scope. Tarragon has previously not recorded a liability when guaranteeing obligations unless performance under the guarantee became probable. Guarantors are also required to provide additional disclosures for guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to all guarantees issued or modified after December 31, 2002. We are currently evaluating the effect that adoption of this pronouncement will have on our financial statements. Disclosures required by FIN 45 are included in the accompanying Consolidated Financial Statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Our initial determination is that the adoption of the provisions of FIN 46 will not have a material impact upon our financial condition or results of operations.

NOTE 2. MINORITY INTERESTS

In February 2000, Tarragon acquired the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities for a total value of up to $10 million. Simultaneously, he became a member of our Board of Directors and Chief Executive Officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon. Mr. Rohdie, Tarragon's joint venture partner in the development of these projects, contributed his equity interests to an operating partnership formed by Tarragon in exchange for a preferred interest in the operating partnership, initially valued at $5 million, based on the value of five of the ten properties that had been completed. In 2001, on completion and lease-up of four identified apartment communities under construction or in advanced stages of development planning at February 2000, Mr. Rohdie received additional preferred interests in the operating partnership of $3.75 million. Mr. Rohdie's preferred interest will be increased by an additional $1.25 million for one final apartment community in May 2003.

Mr. Rohdie's preferred interest earns a guaranteed return. For 80% of the preferred interest, it is a guaranteed fixed return of 5% for the first two years, increasing by 1% per year until it reaches 10% in year seven. The remaining 20% of the preferred interest is due an amount equal to cash dividends payable, if any, on 311,779 shares of Tarragon common stock. Mr. Rohdie received distributions of $130,000 in 2000, $267,500 in 2001, $375,889 in 2002, and $97,500 in January 2003 in payment of his guaranteed return.

Mr. Rohdie can convert his preferred interest in the operating partnership into 356,318 shares of our common stock and preferred stock with a face value of $8 million and a like dividend to his guaranteed fixed return from the operating partnership. If we do not have available an issue of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie's preferred interest over three years. In February 2006, Mr. Rohdie may elect to convert his preferred interest into cash, payable over three years.

Mr. Rohdie's interest in the operating partnership is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.51% and is reflected in "Minority interests in income of consolidated partnerships" in the accompanying Statements of Operations for the years ended December 31, 2002, 2001, and 2000.

Since April 2002, Tarragon has included in its Consolidated Financial Statements its interests in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P., because of a change in control in these partnerships. These interests, acquired in 1998 from affiliates of Mr. Dennis French, were previously accounted for using the equity method. The affiliates of Mr. French continue to hold preferred interests in the partnerships of $3.5 million for Antelope Pines Estates, L.P., and $5.6 million for Woodcreek Garden Apartments, L.P. His preferred interests earn preferred returns of 8% in 2002 and 9% in 2003 and thereafter, payable quarterly. The affiliates of Mr. French have a preference on allocations of net income from the partnerships to the extent of the quarterly payments. If the preferred return is not paid when due, the affiliates of Mr. French may elect to become the managing general partners and Tarragon's interests would convert to that of limited partners. The interests of the affiliates of Mr. French are presented as minority interests. The quarterly payments of the preferred return and the preference on allocations of net income are reflected in "Minority interests in income of consolidated partnerships" in the accompanying Statement of Operations for the year ended December 31, 2002.

NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

	Percentage Interest	2002	2001
601 Ninth Street Development, L.L.C.	50%	$ 366	$ —
801 Pennsylvania Avenue	50%	21	63
Adams Street Development, L.L.C.	40%	447	—
Ansonia Apartments, L.P.	70%	94	2,708
Ansonia Liberty, L.L.C.	90%	—	747
Antelope Pines Estates, L.P.	49%	—	(61)
Block 88 Development, L.L.C.	40%	170	—
Block 99/102 Development, L.L.C.	40%	186	—
Danforth Apartment Owners, L.L.C.	99%	271	480
Devonshire Apartment Owners, L.L.C.	90%	—	—
Guardian-Jupiter Partners, Ltd.	70%	4,359	3,030
Lake Sherwood Partners, L.L.C.	70%	—	460
Larchmont Associates, L.P.	57%	2,329	2,191
Merritt 8 Acquisitions, L.L.C.	80%	2,276	2,417
Merritt Stratford, L.L.C.	50%	519	518
One Las Olas, Ltd.	70%	7,998	12,683
100 East Las Olas, Ltd., and East Las Olas, Ltd.	70%	4,607	—
Sacramento Nine	70%	535	529
Stone Creek Associates I, L.L.C.	20%	—	768
Summit/Tarragon Murfreesboro, L.L.C.	70%	756	1,500
Tarragon Calistoga, L.L.C.	80%	235	—
Tarragon Savannah I & II, L.L.C.	99%	2,876	2,675
Thirteenth Street Development, L.L.C.	50%	615	—
Vineyard at Eagle Harbor, L.L.C.	99%	442	691
Woodcreek Garden Apartments, L.P.	49%	—	(102)
		$29,102	$31,297

We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in the Financial Accounting Standard Board's Emerging Issues Task Force's 96-16 Abstract. Therefore, we account for our investments in these partnerships using the equity method.

Ansonia Apartments, L.P.

Our joint venture partner in Ansonia Apartments is Ansonia LLC, the principals of which are Robert Rothenberg, Saul Spitz, Richard Frary, and Joel Mael. In 2001, the principals of Ansonia LLC met their obligation to pay Tarragon 30% of the amounts it contributed to the partnership plus a preferred return through a contribution, made in cash of $232,000 and issuance of notes totaling $5.3 million in the aggregate. The notes bore interest at 12%, were secured by pledges of partnership interests, and were payable from 30% of Ansonia Apartments' net cash flow. In 2002, the notes were paid in full, as described below. Messrs. Rothenberg and Spitz became executive officers of Tarragon, and Mr. Rothenberg was appointed to our Board of Directors, in September 2000.

In 2002, Ansonia Apartments sold three properties for a total of $14.7 million and recognized gains totaling $2.1 million. Tarragon's proportionate share of the gains was $1.5 million. Aggregate net cash proceeds of $3.9 million were distributed to the partners, with Tarragon receiving $2.8 million. Also in 2002, Ansonia received aggregate net cash proceeds of $8.7 million from refinanced and supplemental mortgages on six properties, of which $6 million was distributed to Tarragon. From the cash proceeds of the property sales, the mortgage refinancings, the supplemental mortgages, and from operations, distributions were made for the accounts of the outside partners which were used first to pay off their notes payable to Tarragon, with cash in excess of the note balances paid to the partners. Tarragon's share of the distributions was in excess of our investment balance, and $5.3 million is included in equity in income of partnerships in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

During 2001, Ansonia received net cash proceeds of $7.1 million from refinanced and supplemental mortgages on four properties, all of which was paid to Tarragon, $5.6 million as distributions, with the remaining $1.5 million applied to the outside partners' notes as interest and principal. Also in 2001, Ansonia sold one property, receiving net cash proceeds of $2.6 million and realizing a gain of $1.2 million. The net cash proceeds were paid to Tarragon, $1.8 million as a distribution; the remainder was applied to the partners' notes as interest and principal.

Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P.

In 2002, Tarragon has included in its Consolidated Financial Statements its interests in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P., because of a change in control. See Note 2. "Minority Interests."

Devonshire Apartment Owners, L.L.C.

In February 2002, Devonshire sold its only property, Villages at Gateway Apartments, for $33.2 million and recognized a gain of $25.2 million. Net cash proceeds of $8.3 million were distributed to the partners, with Tarragon receiving $8 million. Our share of the gain was $8.3 million, after reduction for income recognized in 2000 from distributions from Devonshire in excess of our investment, and is included in equity in income of partnerships in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002.

One Las Olas, Ltd.

In 2002, One Las Olas closed a $90 million construction loan and a $25 million mezzanine loan on its Las Olas River House condominium development. Tarragon has guaranteed the construction loan, which had a balance at December 31, 2002, of $6.9 million and matures in 2005. The construction loan provides for a one-year extension.

Stone Creek Associates I, L.L.C.

In December 2002, Stone Creek Apartments was sold for $28 million, with a gain on sale of $6.8 million. From net proceeds of $11.3 million, Tarragon received a distribution of $2.5 million. Our equity in the income of the partnership, presented in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002, includes $1.4 million from the gain on sale and $347,000 of cash distributions in excess of our investment.

Loan Guarantees for Unconsolidated Properties

Tarragon has guaranteed $7.8 million of mortgages on three unconsolidated properties. $925,000 relates to a mortgage that matures in 2012, $2.8 million relates to a mortgage that matures in 2003, and $4.1 million relates to a mortgage that matures in 2004. In addition to the $90 million construction loan for the Las Olas River House condominium development discussed above, we have guaranteed construction loans totaling $78.4 million on three other unconsolidated properties. The aggregate balance of the other construction loans at December 31, 2002, is $71.4 million; the loans mature in 2003 or 2004 and have one- or two-year extension options. Tarragon has recorded no liability in connection with these guarantees.

Below are unaudited summarized financial data for Ansonia, Devonshire, and our other partnership and joint venture interests as of and for the periods indicated.

	Ansonia	Devonshire	Other	All Partnerships
December 31, 2002				
Real estate	$ 91,974	$ —	$ 242,589	$ 334,563
Accumulated depreciation	(10,318)	—	(14,291)	(24,609)
Other assets, net	4,342	—	27,044	31,386
Notes and interest payable	(90,461)	—	(195,137)	(285,598)
Other liabilities	(1,967)	—	(28,731)	(30,698)
Partners' capital (deficit)	$ (6,430)	$ —	$ 31,474	$ 25,044
Our proportionate share of partners' capital (deficit)	$ (6,556)	$ —	$ 31,348	$ 24,792
Cash distributions in excess of investment	5,289	—	419	5,708
Liability established for debt guaranty	925	—	—	925
Advances	436	—	719	1,155
Elimination of intercompany interest	—	—	(3,478)	(3,478)
Investments in and advances to partnerships and joint ventures	$ 94	$ —	$ 29,008	$ 29,102
Year Ended December 31, 2002				
Rental revenue	$ 20,224	$ 577	$ 20,838	$ 41,639
Property operating expenses	(9,992)	(466)	(10,393)	(20,851)
Interest expense	(6,280)	(206)	(7,642)	(14,128)
Depreciation expense	(3,348)	—	(4,963)	(8,311)
Income (loss) before other items	604	(95)	(2,160)	(1,651)
Gain on sale of real estate	2,133	25,249	—	27,382
Income (loss) from continuing operations	2,737	25,154	(2,160)	25,731
Discontinued operations				
Income from operations[1]	—	—	759	759
Gain on sale of real estate	—	—	6,780	6,780
Extraordinary items	(208)	(142)	(126)	(476)
Net income	2,529	25,012	5,253	32,794
Elimination of management fees paid to Tarragon	1,006	—	397	1,403
Net income before management fees paid to Tarragon	$ 3,535	$ 25,012	$ 5,650	$ 34,197
Equity in income of partnerships and joint ventures	$ 2,620	$ 8,245	$ 122	$ 10,987
Cash distributions in excess of investment	$ 5,289	$ —	$ 766	$ 6,055
Our proportionate share of extraordinary items	$ (145)	$ (142)	$ (114)	$ (401)

(1) Includes revenue of $3,369.

	Ansonia	Devonshire	Other	All Partnerships
December 31, 2001				
Real estate	$103,070	$ 9,772	$ 220,303	$ 333,145
Accumulated depreciation	(8,029)	(2,231)	(13,187)	(23,447)
Other assets, net	4,294	322	10,236	14,852
Notes and interest payable	(91,139)	(23,912)	(175,438)	(290,489)
Other liabilities	(3,199)	(453)	(3,687)	(7,339)
Partners' capital (deficit)	$ 4,997	$(16,502)	$ 38,227	$ 26,722
Our proportionate share of partners' capital (deficit)	$ 1,386	$ —	$ 26,118	$ 27,504
Advances	1,322	—	2,471	3,793
Investments in and advances to partnerships and joint ventures	$ 2,708	$ —	$ 28,589	$ 31,297

	Ansonia	Devonshire	Other	All Partnerships
Year Ended December 31, 2001				
Rental revenue	$ 20,563	$ 5,607	$ 19,179	$ 45,349
Property operating expenses	(10,012)	(2,502)	(8,448)	(20,962)
Interest expense	(6,782)	(1,909)	(5,768)	(14,459)
Depreciation expense	(2,942)	(545)	(3,429)	(6,916)
Income before other items	827	651	1,534	3,012
Gain on sale of real estate	1,188	—	—	1,188
Income from continuing operations	2,015	651	1,534	4,200
Discontinued operations(2)	—	—	484	484
Extraordinary items	(100)	—	(150)	(250)
Net income	1,915	651	1,868	4,434
Elimination of management fees paid to Tarragon	915	—	231	1,146
Net income before management fees paid to Tarragon	$ 2,830	$ 651	$ 2,099	$ 5,580
Equity in income of partnerships and joint ventures	$ 2,370	$ 651	$ 656	$ 3,677
Cash distributions in excess of investment	$ —	$ 196	$ 3,946	$ 4,142
Our proportionate share of extraordinary items	$ (100)	$ —	$ —	$ (100)

(2) Includes revenue of $3,230.

	Ansonia	Other	All Partnerships
Year Ended December 31, 2000			
Rental revenue	$ 18,572	$ 15,102	$ 33,674
Property operating expenses	(10,128)	(6,687)	(16,815)
Interest expense	(6,644)	(5,206)	(11,850)
Depreciation expense	(2,544)	(2,411)	(4,955)
Income (loss) from continuing operations	(744)	798	54
Discontinued operations(3)	—	433	433
Extraordinary items	(1,015)	—	(1,015)
Net income (loss)	(1,759)	1,231	(528)
Elimination of management fees paid to Tarragon	183	83	266
Net income (loss) before management fees paid to Tarragon	$ (1,576)	$ 1,314	$ (262)
Equity in income (loss) of partnerships and joint ventures	$ (561)	$ 385	$ (176)
Cash distributions in excess of investment	$ —	$ 16,257	$ 16,257
Our proportionate share of extraordinary items	$ (1,015)	$ —	$ (1,015)

(3) Includes revenue of $2,639.

NOTE 4. INVESTMENTS IN MARKETABLE EQUITY SECURITIES

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments in marketable equity securities were considered available for sale and carried at fair value. Unrealized holding gains and losses were included in other comprehensive income (loss). As of December 31, 2000, we had disposed of all of such investments.

Unrealized holding gains and losses, securities sold, and realized losses on the sale of marketable equity securities for the year ended December 31, 2000, were as follows:

Unrealized holding gains	$ 13
Unrealized holding losses	(35)
Marketable equity securities sold	488
Cost basis of marketable equity securities sold	550
Realized losses on sale of marketable equity securities	62

NOTE 5. NOTES, DEBENTURES, AND INTEREST PAYABLE

Notes, debentures, and interest payable consisted of the following at December 31:

	2002		2001	
	Estimated Fair Value	Book Value	Estimated Fair Value	Book Value
Mortgage notes payable	$431,876	$411,697	$384,261	$369,623
Other notes payable	14,400	14,400	27,209	27,209
Debentures payable	928	928	797	928
Accrued interest	1,901	1,901	2,196	2,196
	$449,105	$428,926	$414,463	$399,956

Notes payable at December 31, 2002, bear interest at fixed rates from 5.93% to 10% per annum and variable rates currently ranging from .95% to 5.25% and mature from 2003 through 2031. The mortgage notes are generally non-recourse, with the exception of construction loans, and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $425.3 million.

Debentures are unsecured, bear interest at 9% per annum, mature June 30, 2003, and are redeemable at any time at 100% of the principal amount together with accrued but unpaid interest. Interest is payable semiannually in June and December. Debentures were issued in 1993 in connection with a dividend to stockholders. In January 2003, Tarragon redeemed the debentures.

Other notes payable for both years include an $8.4 million loan secured by interests in joint ventures and $6 million outstanding under a $10 million line of credit that matures in December 2004. Advances under the line of credit bear interest at 175 basis points over the 30-day LIBOR. Payments terms are interest only monthly. Included with mortgage notes payable at December 31, 2002, is $1.7 million advanced under this line of credit. At December 31, 2002, we have $2.3 million available to borrow under the $10 million line of credit. We also have a $2 million line of credit with no outstanding balance at December 31, 2002. This line of credit matures in May 2004. Payment terms are interest only monthly at 240 basis points over the 30-day LIBOR. We also have $20 million available under a line of credit with affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors. The outstanding balance at December 31, 2001, of $11.8 million was included in Other notes payable. There was no outstanding balance at December 31, 2002. For the terms of this line of credit, see Note 10. "Related Party Transactions."

At December 31, 2002, scheduled principal payments on notes and debentures payable are due as follows:

2003	$ 61,322
2004	101,903
2005	37,508
2006	12,470
2007	36,942
Thereafter	176,880
	$427,025

NOTE 6. COMMON STOCK REPURCHASE PROGRAM

The Board of Directors has authorized a common stock repurchase program. In 2002, 2001, and 2000, Tarragon repurchased 1.1 million shares of its common stock in open market and negotiated transactions at a cost of $13.3 million. Our cumulative cost of common stock repurchases is $36.6 million. As of December 31, 2002, Tarragon had authorization to repurchase an additional 630,406 common shares.

NOTE 7. 10% CUMULATIVE PREFERRED STOCK

The 10% Cumulative Preferred Stock pays a fixed dividend of $1.20 per year and has a liquidation value of $12 per share. Shares may be redeemed at Tarragon's option at any time after June 30, 2003, at the liquidation value plus a premium of $0.50 per share which declines by $0.10 per share each year thereafter. No mandatory redemption or "sinking fund" is required.

NOTE 8. EARNINGS PER COMMON SHARE

Following is a reconciliation of the weighted average shares of common stock outstanding used in the computation of earnings per share and earnings per share—assuming dilution. The information presented for 2001 and 2000 has been restated to give effect to the stock dividend paid in April 2002 and the three-for-two stock split on February 2003.

For the Years Ended December 31,	2002	2001	2000
Weighted average shares of common stock outstanding	**12,068,381**	12,326,006	13,158,456
Convertible preferred interest of minority partner in consolidated partnership	—	319,696	—
Stock options	—	291,925	162,609
Weighted average shares of common stock outstanding—assuming dilution	**12,068,381**	12,937,627	13,321,065

The convertible preferred interest of minority partner in consolidated partnership represents the preferred interest of Mr. Rohdie in a partnership we consolidate (see Note 2. "Minority Interests.") His preferred interest became convertible in February 2001. For the year ended December 31, 2002, his interest was convertible into 356,318 shares. However, their effect is not reflected in weighted average shares of common stock outstanding—assuming dilution because their effect is antidilutive due to a loss from continuing operations allocable to common stockholders.

On a weighted average basis, options to purchase 2,755,117 shares of common stock at a price of $6.89 were outstanding during 2002. Their effect is not reflected in the computation of weighted average shares of common stock outstanding—assuming dilution because their effect is antidilutive due to a loss from continuing operations allocable to common stockholders. During 2002, the exercise prices of all options were less than the market prices of the common stock on a weighted average basis. The options expire between 2005 and 2012, with a weighted average contractual life of 6.7 years.

On a weighted average basis, options to purchase 1,095,806 shares at $7.60 per share and 1,550,002 shares at $7.51 per share in 2001 and 2000, respectively, were outstanding during those years but were not reflected in the computation of weighted average shares of common stock outstanding—assuming dilution because their effect was antidilutive because the options' exercise prices were greater than the average market prices of the common stock.

NOTE 9. STOCK OPTIONS

Tarragon has an Independent Director Stock Option Plan (the "Director Plan") and a Share Option and Incentive Plan (collectively, the "Option Plans"). Under Tarragon's Director Plan, Independent Directors receive annual awards of options to purchase up to 2,000 shares of Tarragon common stock on January 1 of each year. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant.

Under Tarragon's Share Option and Incentive Plan, incentive stock options have been awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire between five and ten years thereafter, unless the optionee's relationship with Tarragon terminates earlier. The number of shares granted, exercised, forfeited, and outstanding under the Option Plans presented for the years ended December 31, 2001 and 2000, have been adjusted to reflect the effect of a 10% stock dividend paid in April 2002 and a three-for-two stock split in February 2003.

As of December 31, 2002, a total of 145,022 shares of common stock were available for grant under the Director Plan, and a total of 710,341 shares of common stock were available under the Share Option and Incentive Plan.

Tarragon granted options to purchase 326,700 shares in connection with the purchase of interests in Accord Properties Associates, LLC, in January 2001. See Note 17. "Acquisition of Accord Properties Associates, LLC." The fair value of these options, estimated using the Black-Scholes pricing model, represents a portion of the purchase consideration in the acquisition of Accord.

The following table summarizes stock option activity:

	For the Years Ended December 31,					
	2002		2001		2000	
	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices
Outstanding at January 1	2,639,808	$6.70	2,442,945	$6.66	1,998,123	$6.65
Granted	220,275	7.99	355,740	5.83	585,338	5.97
Exercised	(101,041)	4.06	(97,337)	3.52	(108,319)	3.12
Forfeited	(17,239)	6.12	(61,540)	5.29	(32,197)	5.45
Outstanding at December 31	2,741,803	$6.90	2,639,808	$6.70	2,442,945	$6.66
Exercisable at December 31	2,352,499	$6.88	2,157,674	$6.87	1,974,024	$6.81
Weighted average grant-date fair value of options granted:						
To employees and directors		$3.19		$2.84		$1.40
In connection with acquisition of APA				$3.55		

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended December 31,			
	2002	2001	2001	2000
	Granted to Employees and Directors	Granted in connection with acquisition of APA	Granted to Employees and Directors	Granted to Employees and Directors
Dividend yield	—	—	—	4%
Expected volatility	22%	30%	30%	24%
Risk-free interest rate	5.25%	4.98%	4.98%	5.91%
Expected lives (in years)	8	8	8	8
Forfeitures	3%	—	3%	3%

The following table summarizes information about the options outstanding at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$2.54–3.05	62,205	3.25	$2.67	62,205	$2.67
4.47–5.51	34,301	5.22	4.97	33,212	4.95
5.71–8.26	2,463,797	6.89	6.89	2,075,582	6.87
8.82	181,500	5.90	8.82	181,500	8.82
$2.54–8.82	2,741,803	6.72	$6.90	2,352,499	$6.88

In January 2003, we granted options covering 15,000 shares under the Director Plan, all of which were immediately exercisable, and 90,000 under the Stock Option and Incentive Plan. Also, 2,904 of the options outstanding at December 31, 2002, were exercised in the first quarter of 2003.

NOTE 10. RELATED PARTY TRANSACTIONS

Notes payable at December 31, 2001, included $11.8 million advanced by affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors, under a $20 million line of credit arrangement approved by the Board of Directors. The funds were used to facilitate investments by Tarragon and the partnerships in which it holds interests. Advances under the line of credit bear interest at LIBOR plus 1% per annum, which totaled $228,000 in 2002, $397,000 in 2001, and $425,000 in 2000. As of December 31, 2002, there was no balance outstanding. The line of credit matures in January 2004.

As an accommodation to Tarragon, Mr. Friedman or his affiliates have pledged approximately 1.2 million shares of Tarragon common stock to secure a line of credit of $10 million with a bank. In addition, Mr. Friedman or his affiliates have pledged approximately 300,000 shares of Tarragon common stock to secure a line of credit of $2 million with another bank. Tarragon has indemnified Mr. Friedman or his affiliates from any loss, cost, or liability associated with the accommodation pledges or the lines of credit. As collateral for the indemnification obligations, Tarragon has agreed to pledge to Mr. Friedman and his affiliates an equal number of shares of Tarragon treasury stock.

During 2002, Tarragon received payment in full on notes receivable of $1.6 million and $541,000, respectively, from Robert P. Rothenberg, Chief Operating Officer and a member of the Board of Directors of Tarragon, and Saul Spitz, Executive Vice President of Acquisitions for Tarragon. These loans were made to Messrs. Rothenberg and Spitz in connection with their required contributions to Ansonia Apartments, L.P., in 2001. The notes were paid from the proportionate share of distributions to Messrs. Rothenberg and Spitz from Ansonia. Tarragon recognized interest income totaling $136,000 in 2002 and $130,000 in 2001 from these two notes.

Tarragon provides property management services for several properties owned by affiliates of Mr. Friedman. Tarragon received property management fees of $28,000, $145,000, and $279,000 for 2002, 2001, and 2000, respectively, from these properties. In addition, in 2002, Tarragon received $97,000 for services in refinancing several properties owned by affiliates of Mr. Friedman.

NOTE 11. INCOME TAXES

No current or deferred income tax expense was recognized in 2002, 2001, or 2000 due to the application of net operating loss carryforwards. A reconciliation of computed income taxes to actual income taxes follows:

Years Ended December 31,	2002	2001	2000
Income before taxes	$ 5,459	$1,229	$ 6,958
Statutory Federal income tax rate	34%	34%	34%
Income taxes at statutory rate	1,856	418	2,366
State income taxes, net of Federal benefit	310	111	577
Amortization	—	271	630
Other	21	22	45
Utilization of net operating loss carryforward	(2,187)	(822)	(3,618)
Income tax provision	$ —	$ —	$ —

The following table discloses the components of the deferred tax amounts at December 31, 2002, 2001, and 2000:

December 31,	2002	2001	2000
Deferred tax assets—temporary differences			
Equity in earnings of partnerships	$ 477	$ 762	$ 124
Bad debt allowance	—	34	27
Prepaid rent	7	76	75
Deferred revenue	118	170	189
Litigation costs	—	—	14
Provision for losses	—	187	—
Other	81	4	4
Depreciation	1,951	—	1,302
Total deferred tax assets—temporary differences	2,634	1,233	1,735
Net operating loss carryforward	17,097	15,938	18,588
Total deferred tax assets	19,731	17,171	20,323
Deferred tax liabilities—temporary differences			
Distributions from partnerships in excess of basis	8,995	6,936	5,527
Provision for losses	421	—	421
Depreciation	—	847	—
Straight-line rent	240	234	—
Total deferred tax liabilities	9,656	8,017	5,948
Net deferred tax assets	10,075	9,154	14,375
Less valuation allowance	(10,075)	(9,154)	(14,375)
Net deferred tax	$ —	$ —	$ —

At December 31, 2002, Tarragon had Federal net operating loss carryforwards (NOLs) of approximately $50.3 million. If not utilized, the NOLs will expire between years 2003 and 2020. The future availability of the NOLs may be limited if Tarragon experiences an ownership change of more than 50 percent, as defined by IRS regulations. Tarragon's stock is publicly traded, and we cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit availability of the NOLs. Due to these uncertainties regarding possible utilization of the NOLs, as well as Tarragon's history of operating losses, a valuation allowance was recorded to fully reserve the computed net deferred tax assets.

NOTE 12. RENTALS UNDER OPERATING LEASES

Tarragon's rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2020. The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2002:

2003	$ 9,182
2004	8,328
2005	6,633
2006	4,646
2007	3,523
Thereafter	17,517
	$49,829

NOTE 13. COMMITMENTS AND CONTINGENCIES

Tarragon is party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.

Tarragon is not aware of any liability relating to federal, state, and local environmental laws, ordinances, and regulations that would have a material adverse effect on our business, financial position, or results of operations.

The following is a schedule of future minimum lease payments due on a ground lease in Paramus, New Jersey, that expires in 2061, and on leases for office space occupied by Tarragon that expire in 2009. Under terms of the ground lease, the minimum lease payments increase by 10% every fifth year. Tarragon has the right to acquire the land on expiration of the lease at 70% of its fair market value as determined at that time.

	Ground Lease	Office Space
2003	$ 260	$ 612
2004	260	520
2005	260	585
2006	262	592
2007	286	598
Thereafter	26,190	838
	$27,518	$3,745

NOTE 14. INSURANCE AND OTHER CLAIMS

In October 2000, we completed reconstruction of a building at a property in Tulsa, Oklahoma. We recognized income of $1.1 million representing the excess of the insurance proceeds over the portion of the property's net carrying value written off prior to rebuilding.

NOTE 15. LITIGATION SETTLEMENT

In June 2001, Tarragon received a net distribution of $2.3 million, after deducting attorney's fees and expenses, in connection with the settlement of a derivative lawsuit.

NOTE 16. SEGMENT REPORTING

Our business is divided into three principal segments—the operation of our investment portfolio, property development, and for-sale housing (formerly referred to as homebuilding). Our investment portfolio of stabilized apartment communities and commercial properties is the largest segment and the one whose operation most resembles that of traditional real estate investment trusts. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our development activities. The second segment is property development through which we create new investment properties, primarily apartment communities, which, upon stabilization, become part of our investment portfolio. Our activities in the third segment, for-sale housing, encompass condominium conversions of existing apartment communities and the development of town homes and new, high-rise condominiums for sale to residents. In 2000 and 2001, assets in the for-sale housing group were included in our development group. In 2002, because of expansion of these activities, we began to report on the assets in the for-sale housing category in a third segment. We reclassify properties from the Development Division to the Investment Division once they have achieved stabilized operations, as defined below. We reclassify properties for which we have initiated renovation or reposition activities from the Investment Division to the Development Division. We reclassify properties for which we have initiated condominium conversion activities from the Investment Division to the For-Sale Housing Division.

- DEVELOPMENT. Assets in this division are under development or in initial lease-up, under renovation, or land held for development or sale.
- INVESTMENT. This division includes properties with stabilized operations. We define these as completed properties with stabilized market rate occupancy at market rents for comparable product in the property's market and which are subject to neither renovation nor repositioning.
- FOR-SALE HOUSING. Assets in this division include luxury high-rise condominiums, senior housing communities, and townhouses under development and existing apartment communities under conversion to condominiums.

The following table summarizes apartment units and commercial square footage in the Development and Investment Divisions. The For-Sale Housing Division includes two consolidated properties under renovation and scheduled for sale as 284 condominium homes and a land parcel on which we plan to build a 131-unit condominium project. It also includes a 42-story luxury condominium project under development and a mixed-use retail and residential condominium project owned through unconsolidated joint ventures.

December 31,	2002	2001	2000
Apartment units:			
Consolidated or directly owned:			
Development Division:			
Completed apartment units in lease-up or under renovation	702	2,800	3,528
Apartment units under construction	512	394	737
Investment Division	9,113	7,037	6,496
Unconsolidated and owned through joint ventures:			
Development Division:			
Completed apartment units in lease-up or under renovation	620	1,431	2,138
Apartment units under construction	390	1,010	—
Investment Division	3,868	4,618	2,812
	15,205	17,290	15,711
Commercial square footage:			
Consolidated or directly owned:			
Development Division:			
Completed commercial space	373,131	564,882	615,610
Commercial space under construction	—	34,381	—
Investment Division	796,748	570,616	895,076
Unconsolidated and owned through joint ventures:			
Development Division	—	163,986	163,986
Investment Division	267,022	103,036	102,937
	1,436,901	1,436,901	1,777,609

The following tables summarize operating data through income (loss) from continuing operations and identifiable assets of our real estate and investments in partnerships for the three divisions and net operating income (rental revenue less property operating expenses) and funds from operations for our Investment Division. Dollar amounts in the tables are in thousands. Operating data for 2001 and 2000 have been restated to present the For-Sale Housing Division separately from the Development Division consistent with the 2002 presentation.

We use funds from operations, as defined below, to measure the performance of our Investment Division. We measure the performance of our Development and For-Sale Housing Divisions primarily by net profit from third party and intercompany sales. Intercompany sales for 2002 include transfers on January 1, 2002, from the Development Division to the Investment Division of properties with 2,970 apartment units and 355,737 square feet of commercial space that were stabilized during 2001, and transfers on April 1, 2002, from the Development Division to the Investment Division of properties with 737 apartment units and 34,381 square feet of commercial space that were stabilized in the first quarter of 2002. Intercompany sales for 2001 include transfers on January 1, 2001, from the Development Division to the Investment Division of properties with 2,172 apartment units that were stabilized during 2000. The sale prices for these properties were their estimated fair market values as of the date of transfer, and the cost of sales was their net carrying values as of the same date. Three commercial properties with 253,460 square feet were targeted for reposition in 2001. The January 1, 2001, transfer of these properties from the Investment Division to the Development Division is shown as an intercompany sale in the operating data for the year ended December 31, 2001. The gain to the Investment Division is the excess of the properties' aggregate estimated fair market values over their aggregate net carrying values as of December 31, 2000. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting.

We allocate our general and administrative expenses among our three segments based on the functions of the corporate departments. We allocate other corporate items, including interest, management fee, and other revenue, minority interests in income of consolidated partnerships, litigation settlement and insurance and other claim income, and, prior to January 1, 2002, amortization of goodwill in the same proportions as general and administrative expenses are allocated.

For the Year Ended December 31, 2002	Investment	Development	For-Sale Housing	Eliminations	Total
Rental revenue					
Consolidated properties	$ 77,378	$ 8,132	$ 2,601	$ —	$ 88,111
Unconsolidated properties	39,331	2,308	—	—	41,639
Total rental revenue	116,709	10,440	2,601	—	129,750
Sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	26,179	—	26,179
Intercompany sales	—	185,109	—	(185,109)	—
Unconsolidated properties					
Intercompany sales	—	118,850	—	(118,850)	—
	116,709	314,399	28,780	(303,959)	155,929
Property operating expenses					
Consolidated properties	39,642	6,085	1,298	—	47,025
Unconsolidated properties	19,299	1,552	—	—	20,851
Costs of sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	28,859	—	28,859
Intercompany sales	—	159,918	—	(159,918)	—
Unconsolidated properties					
Intercompany sales	—	89,628	—	(89,628)	—
	58,941	257,183	30,157	(249,546)	96,735
Net operating income (loss)	57,768	57,216	(1,377)	(54,413)	59,194
Interest expense					
Consolidated properties	21,454	1,990	1,263	—	24,707
Unconsolidated properties	12,893	1,235	—	—	14,128
Property level income (loss) before depreciation	23,421	53,991	(2,640)	(54,413)	20,359
Allocated general and administrative expenses and other corporate items	(6,314)	(5,258)	(1,002)	—	(12,574)
Income (loss) before depreciation and gain on sale of real estate	17,107	48,733	(3,642)	(54,413)	7,785
Depreciation					
Consolidated properties	(18,198)	(2,582)	—	1,128	(19,652)
Unconsolidated properties	(8,789)	(887)	—	1,365	(8,311)
Gain on sale of real estate—consolidated properties					
Sales to third parties	1,258	—	—	—	1,258
Gain on sale of real estate of unconsolidated partnerships, net of income previously recognized by Tarragon	11,125	—	—	—	11,125
Discontinued operations of unconsolidated partnerships	2,629	—	—	4,910	7,539
Distributions from unconsolidated partnerships in excess of investment	6,055	—	—	—	6,055
Elimination of management fees paid to Tarragon	1,333	70	—	—	1,403
Outside partners' interests in (income) loss of unconsolidated partnerships	(3,685)	391	—	(4,135)	(7,429)
Outside partners' interests in intercompany sales of unconsolidated partnerships	—	(2,754)	—	2,754	—
Income (loss) from continuing operations	$ 8,835	$ 42,971	$ (3,642)	$ (48,391)	$ (227)

For the Year Ended December 31, 2001	Investment	Development	For-Sale Housing	Eliminations	Total
Rental revenue					
Consolidated properties	$ 57,913	$ 25,647	$ 460	$ —	$ 84,020
Unconsolidated properties	32,735	12,614	—	—	45,349
Total rental revenue	90,648	38,261	460	—	129,369
Sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	25,950)	—	25,950
Intercompany sales	—	18,750	—	(18,750)	—
Unconsolidated properties					
Intercompany sales	—	89,400	—	(89,400)	—
	90,648	146,411	26,410	(108,150)	155,319
Property operating expenses					
Consolidated properties	30,892	13,303	788	—	44,983
Unconsolidated properties	15,301	5,661	—	—	20,962
Costs of sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	21,859	—	21,859
Intercompany sales	—	17,785	—	(17,785)	—
Unconsolidated properties					
Intercompany sales	—	74,119	—	(74,119)	—
	46,193	110,868	22,647	(91,904)	87,804
Net operating income	44,455	35,543	3,763	(16,246)	67,515
Interest expense					
Consolidated properties	16,453	11,088	221	—	27,762
Unconsolidated properties	9,635	4,824	—	—	14,459
Property level income before depreciation	18,367	19,631	3,542	(16,246)	25,294
Allocated general and administrative expenses and other corporate items	(3,691)	(3,803)	—	—	(7,494)
Income before depreciation and gain on sale of real estate	14,676	15,828	3,542	(16,246)	17,800
Depreciation					
Consolidated properties	(11,701)	(8,205)	—	309	(19,597)
Unconsolidated properties	(5,178)	(2,134)	—	396	(6,916)
Gain on sale of real estate—consolidated properties					
Sales to third parties	2,654	2,340	—	—	4,994
Intercompany sales	808	—	—	(808)	—
Gain on sale of real estate of unconsolidated partnerships	—	1,188	—	—	1,188
Discontinued operations of unconsolidated partnerships	343	—	—	141	484
Distributions from unconsolidated partnerships in excess of investment	4,009	133	—	—	4,142
Elimination of management fees paid to Tarragon	831	315	—	—	1,146
Outside partners' interests in income of unconsolidated partnerships	(1,549)	(462)	—	(142)	(2,153)
Outside partners' interests in intercompany sales of unconsolidated partnerships	—	(4,041)	—	4,041	—
Income from continuing operations	$ 4,893	$ 4,962	$ 3,542	$ (12,309)	$ 1,088

For the Year Ended December 31, 2000	Investment	Development	For-Sale Housing	Eliminations	Total
Rental revenue					
Consolidated properties	$ 61,594	$ 23,075	$2,321	$—	$ 86,990
Unconsolidated properties	16,171	17,146	357	—	33,674
Total rental revenue	77,765	40,221	2,678	—	120,664
Sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	6,704	—	6,704
	77,765	40,221	9,382	—	127,368
Property operating expenses					
Consolidated properties	32,680	11,813	1,089	—	45,582
Unconsolidated properties	8,042	8,565	208	—	16,815
Costs of sales of apartment development and for-sale housing inventory					
Consolidated properties					
Sales to third parties	—	—	4,907	—	4,907
	40,722	20,378	6,204	—	67,304
Net operating income	37,043	19,843	3,178	—	60,064
Interest expense					
Consolidated properties	19,134	10,179	833	—	30,146
Unconsolidated properties	4,736	6,905	209	—	11,850
Property level income before depreciation	13,173	2,759	2,136	—	18,068
Allocated general and administrative expenses and other corporate items	(3,857)	(5,576)	—	—	(9,433)
Income (loss) before depreciation and gain on sale of real estate	9,316	(2,817)	2,136	—	8,635
Depreciation					
Consolidated properties	(10,989)	(7,094)	—	—	(18,083)
Unconsolidated properties	(2,485)	(2,372)	(98)	—	(4,955)
Gain on sale of real estate—consolidated properties					
Sales to third parties	7,691	340	—	—	8,031
Discontinued operations of unconsolidated partnerships	—	433	—	—	433
Distributions from unconsolidated partnerships in excess of investment	16,257	—	—	—	16,257
Elimination of management fees paid to Tarragon	108	147	11	—	266
Outside partners' interests in (income) loss of unconsolidated partnerships	(648)	(292)	11	—	(929)
Income (loss) from continuing operations	$ 19,250	$(11,655)	$2,060	$—	$ 9,655

For the Years Ended December 31,	2002	2001	2000
Reconciliation of revenues per operating data table to total revenues per accompanying			
Consolidated Statements of Operations:			
Total revenues per operating data table	$155,929	$155,319	$127,368
Less expenses related to unconsolidated partnerships:			
Property operating expenses	(20,851)	(20,962)	(16,815)
Interest expense	(14,128)	(14,459)	(11,850)
Depreciation expense	(8,311)	(6,916)	(4,955)
Gain on sale of real estate of unconsolidated partnerships, net of income previously recognized by Tarragon	11,125	1,188	—
Discontinued operations of unconsolidated partnerships	7,539	484	433
Distributions from unconsolidated partnerships in excess of investment	6,055	4,142	16,257
Elimination of management fees paid to Tarragon	1,403	1,146	266
Outside partners' interests in income of unconsolidated partnerships	(7,429)	(2,153)	(929)
Interest, management fee, and other revenue presented with allocated general and administrative expenses and other corporate items	1,090	856	565
Total revenues per accompanying Consolidated Statements of Operations	$132,422	$118,645	$110,340

	2002	2001	2000
Investment Division Net Operating Income:			
Rental revenue			
Same store stabilized apartment communities	$ 52,644	$ 50,755	$ 48,671
Apartment communities stabilized during period	47,241	14,801	—
Apartment communities acquired during period	2,917	1,435	—
Apartment community targeted for condominium conversion in 2002	—	3,374	3,480
Apartment communities sold during period	2,286	12,332	14,503
Commercial properties	11,621	7,951	11,111
	116,709	90,648	77,765
Property operating expenses			
Same store stabilized apartment communities	(28,888)	(28,072)	(26,477)
Apartment communities stabilized during period	(22,057)	(6,814)	—
Apartment communities acquired during period	(1,182)	(481)	—
Apartment community targeted for condominium conversion in 2002	—	(1,352)	(1,336)
Apartment communities sold during period	(1,555)	(6,213)	(7,716)
Commercial properties	(5,259)	(3,261)	(5,193)
	(58,941)	(46,193)	(40,722)
Net operating income			
Same store stabilized apartment communities	23,756	22,683	22,194
Apartment communities stabilized during period	25,184	7,987	—
Apartment communities acquired during period	1,735	954	—
Apartment community targeted for condominium conversion in 2002	—	2,022	2,144
Apartment communities sold during period	731	6,119	6,787
Commercial properties	6,362	4,690	5,918
	$ 57,768	$ 44,455	$ 37,043

For the Years Ended December 31,	2002	2001	2000
Funds from operations—Investment Division[1]:			
Same store stabilized apartment communities	$ 9,583	$ 7,586	$ 6,835
Apartment communities stabilized during period	9,337	3,254	—
Apartment communities acquired during period	940	386	—
Apartment communities sold during period	591	3,034	2,427
Apartment community targeted for condominium conversion in 2002	—	635	740
Apartment communities in discontinued operations	443	—	—
Commercial properties	2,863	2,607	2,134
	23,757	17,502	12,136
Allocation of corporate interest expense	(1,203)	(496)	(630)
Allocation of general and administrative expenses and other corporate items	(6,398)	(4,976)	(4,547)
	$ 16,156	$ 12,030	$ 6,959
Reconciliation of funds from operations to income from continuing operations—Investment Division:			
Funds from operations	$ 16,156	$ 12,030	$ 6,959
Discontinued operations	(443)	—	—
Depreciation and amortization of real estate assets	(17,600)	(11,810)	(11,247)
Depreciation and amortization of real estate assets of partnerships	(6,909)	(4,083)	(1,100)
Distributions from partnerships in excess of investments in the partnerships	6,055	4,009	16,257
Gain on sale of real estate to third parties	1,258	2,654	7,691
Gain on intercompany sale of real estate	—	808	—
Gain on sale of real estate of unconsolidated partnerships	10,234	—	—
Litigation settlement	46	1,132	(20)
Insurance and other claims	38	153	710
Income from continuing operations	$ 8,835	$ 4,893	$ 19,250

(1) Tarragon considers funds from operations ("FFO") to be an appropriate measure of the performance of our investment portfolio but not of our other assets. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), equals net income (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Effective January 1, 2002, NAREIT clarified that FFO related to assets held for sale, sold, or otherwise transferred and included in results of discontinued operations should continue to be included in consolidated FFO. FFO reported above has been computed in accordance with this clarification. We believe that a clear understanding of the operating results of our investment portfolio requires examining FFO along with net income (loss) as shown in the Consolidated Financial Statements and Notes. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an alternative to net income as an indication of our operating performance or to cash flow as a measure of liquidity, nor is it necessarily indicative of cash available to fund cash needs and cash dividends. Our calculation of FFO may be different from the methods used by other companies and, therefore, may not be comparable to other companies.

December 31,	2002	2001
Identifiable assets:		
Real estate net of accumulated depreciation:		
Investment	$365,918	$201,971
Development	69,609	232,174
For-sale housing	31,632	—
	$467,159	$434,145
Investments in and advances to partnerships and joint ventures:		
Investment	$ 8,844	$ 5,363
Development	5,869	25,934
For-sale housing	14,389	—
	$ 29,102	$ 31,297

NOTE 17. ACQUISITION OF ACCORD PROPERTIES ASSOCIATES, LLC

Pursuant to an Acquisition Agreement dated November 15, 2000, but effective January 1, 2001, Tarragon acquired 100% of the membership interest in Accord Properties Associates, LLC, a Connecticut limited liability company, from Robert Rothenberg, Saul Spitz, and Eileen Swenson. Accord managed the Ansonia portfolio and other properties in Connecticut.

Tarragon acquired the membership interest in Accord for $300,000 in cash, 25,000 shares of Tarragon 10% Cumulative Preferred Stock, and options to acquire 326,700 shares of Tarragon common stock (adjusted to give effect to the February 2003 three-for-two stock split) issued to Messrs. Rothenberg and Spitz and Ms. Swenson under Tarragon's Share Option and Incentive Plan. The options vest over three years, have a ten-year term, and have an exercise price of $5.79. The fair value of the options was estimated using the Black-Scholes pricing model. The total fair value of the purchase consideration was $1.6 million.

Mr. Rothenberg, Ms. Swenson, and Mr. Spitz joined Tarragon as executive officers in September 2000, and Mr. Rothenberg was appointed as a member of Tarragon's Board of Directors on September 25, 2000.

NOTE 18. GOODWILL

Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized as expenses of operations but rather carried on the balance sheet as permanent assets. These assets are subject to at least annual assessment for impairment by applying a fair value based test. We have determined there is no transitional impairment loss at January 1, 2002.

Following is a presentation of income (loss) from continuing operations, net income, earnings per common share, and earnings per common share—assuming dilution for 2001 and 2000, adjusted to exclude amortization expense related to goodwill.

For the Years Ended December 31,	2002	2001	2000
Income (loss) from continuing operations	$ (227)	$1,088	$ 9,655
Add back amortization expense:			
Goodwill	—	796	630
Adjusted income (loss) from continuing operations	$ (227)	$1,884	$10,285
Net income	$5,459	$1,229	$ 6,958
Add back amortization expense:			
Goodwill	—	796	630
Adjusted net income	$5,459	$2,025	$ 7,588
Earnings per common share			
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .04	$ .70
Amortization of goodwill	—	.06	.05
Adjusted income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .10	$ .75
Net income allocable to common stockholders	$ .39	$ .05	$ .50
Amortization of goodwill	—	.06	.05
Adjusted net income allocable to common stockholders	$ .39	$ .11	$ .55
Earnings per common share—assuming dilution			
Income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .03	$ .69
Amortization of goodwill	—	.06	.05
Adjusted income (loss) from continuing operations allocable to common stockholders	$ (.08)	$ .09	$ .74
Net income allocable to common stockholders	$ .39	$ .04	$ .49
Amortization of goodwill	—	.06	.05
Adjusted net income allocable to common stockholders	$ .39	$ .10	$ .54

NOTE 19. QUARTERLY RESULTS OF OPERATIONS

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2002 and 2001 (unaudited). The quarterly results of operations for 2002 have been restated to present the operating results of a property sold in December 2002 in discontinued operations in accordance with SFAS No. 144 and to reflect the adoption of the fair value expense recognition provisions of SFAS No. 123 effective July 1, 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenue	$ 39,750	$ 28,977	$ 33,150	$ 30,545
Expenses	(33,223)	(33,622)	(32,628)	(33,306)
Income (loss) before other items	6,527	(4,645)	522	(2,761)
Minority interests in income of consolidated partnerships	(149)	(313)	(462)	(361)
Gain on sale of real estate	—	—	—	1,258
Loss on investments	—	—	(13)	(16)
Insurance and other claims	—	—	84	—
Litigation settlement	—	—	102	—
Income (loss) from continuing operations	6,378	(4,958)	233	(1,880)
Discontinued operations				
Income (loss) before gain on sale of real estate	67	(17)	(47)	(86)
Gain on sale of real estate	2,267	—	—	4,348
Extraordinary items	(142)	(248)	(305)	(151)
Net income (loss)	8,570	(5,223)	(119)	2,231
Dividends on cumulative preferred stock	(171)	(171)	(171)	(170)
Net income (loss) allocable to common stockholders	$ 8,399	$ (5,394)	$ (290)	$ 2,061
Earnings per common share				
Income (loss) from continuing operations allocable to common stockholders	$ .51	$ (.42)	$ .01	$ (.17)
Discontinued operations	.19	—	—	.35
Extraordinary items	(.01)	(.02)	(.03)	(.01)
Net income (loss) allocable to common stockholders	$ .69	$ (.44)	$ (.02)	$ .17
Weighted average shares of common stock used in computing earnings per common share[1]	12,221,577	12,143,804	12,029,148	11,883,412
Earnings per common share—assuming dilution				
Income (loss) from continuing operations allocable to common stockholders	$ .47	$ (.42)	$ —	$ (.17)
Discontinued operations	.18	—	—	.35
Extraordinary items	(.01)	(.02)	(.02)	(.01)
Net income (loss) allocable to common stockholders	$ .64	$ (.44)	$ (.02)	$ .17
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[1]	13,163,652	12,143,804	13,210,986	11,883,412

(1) Restated for three-for-two stock split in February 2003.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenue	$ 27,483	$ 28,875	$ 27,876	$ 34,411
Expenses	(30,531)	(29,515)	(31,397)	(34,740)
(Loss) before other items	(3,048)	(640)	(3,521)	(329)
Minority interest in income of consolidated partnership	(111)	(111)	(150)	(148)
Net gain on sale of real estate	614	174	1,902	2,304
Gain (loss) on investments	127	(76)	—	1,500
Insurance and other claims	306	—	—	—
Litigation settlement	—	2,295	—	—
Income (loss) from continuing operations	(2,112)	1,642	(1,769)	3,327
Extraordinary items	(100)	(470)	—	385
Cumulative effect of change in accounting principle	326	—	—	—
Net income (loss)	(1,886)	1,172	(1,769)	3,712
Dividends on cumulative preferred stock	(187)	(186)	(112)	(172)
Net income (loss) allocable to common stockholders	$ (2,073)	$ 986	$ (1,881)	$ 3,540
Earnings per common share				
Income (loss) from continuing operations allocable to common stockholders	$ (.19)	$ .12	$ (.15)	$ .26
Extraordinary items	(.01)	(.04)	—	.03
Cumulative effect of change in accounting principle	.03	—	—	—
Net income (loss) allocable to common stockholders	$ (.17)	$ .08	$ (.15)	$ .29
Weighted average shares of common stock used in computing earnings per common share[1]	12,426,182	12,318,299	12,320,237	12,241,404
Earnings per common share—assuming dilution				
Income (loss) from continuing operations allocable to common stockholders	$ (.19)	$ .11	$ (.15)	$ .24
Extraordinary items	(.01)	(.04)	—	.03
Cumulative effect of change in accounting principle	.03	—	—	—
Net income (loss) allocable to common stockholders	$ (.17)	$ .07	$ (.15)	$ .27
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[1]	12,426,182	12,946,418	12,320,237	12,969,916

(1) Restated for 10% stock dividend paid in April 2002 and three-for-two stock split in February 2003.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Willie K. Davis
Director (Independent)
Chairman of FMS, Inc., a property management and real estate development firm; Chairman of Mid-South Financial Corporation; Director of SouthTrust Bank of Middle Tennessee; Trustee and Treasurer of Baptist Hospital, Inc.

William S. Friedman*
Director (Affiliated)
President, Chief Executive Officer and Chairman of the Board of Directors of Tarragon Realty Investors, Inc.

Lance Liebman
Director (Independent)
William S. Beinecke Professor of Law at Columbia Law School; Director of Parker School of Foreign and Comparative Law; Director of American Law Institute; Director of Greater New York Insurance Co.; Director of M&F Worldwide; Director of Brookfield Financial Properties, Inc.; and Attorney at Law

Robert C. Rohdie*
Director (Affiliated)
President and Chief Executive Officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon Realty Investors, Inc.

Robert P. Rothenberg*
Director (Affiliated)
Chief Operating Officer of Tarragon Realty Investors, Inc.

Lawrence G. Schafran
Director (Independent)
Managing General Partner of L.G. Schafran & Associates, a real estate investment and development firm; Chairman and Co-Chief Executive Officer of Delta-Omega Technologies, Inc.; Co-Liquidating Trustee of Banyan Strategic Realty Trust—Liquidating Trust; Director of PubliCARD Inc.; Director of WorldSpace, Inc.

Raymond V.J. Schrag
Director (Independent)
Attorney at Law

Carl B. Weisbrod
Director (Independent)
President of Alliance for Downtown New York, Inc.; Trustee of Ford Foundation

**Also an executive officer*

EXECUTIVE OFFICERS

Chris W. Clinton
Senior Vice President—Commercial Asset Management

Kathryn Mansfield
Executive Vice President, Secretary and Corporate Counsel

Todd C. Minor
Executive Vice President and Treasurer

Erin D. Pickens
Executive Vice President and Chief Financial Officer

Charles Rubenstein
Executive Vice President and General Counsel

Todd M. Schefler
Executive Vice President—Development

Saul Spitz
Executive Vice President—Acquisitions

Eileen C. Swenson
President of Tarragon Management, Inc., a wholly owned subsidiary of Tarragon Realty Investors, Inc.

William M. Thompson
Executive Vice President—Operations

CORPORATE INFORMATION

Independent Certified Public Accountants
Grant Thornton LLP
Dallas, Texas

Legal Counsel
Prager, Metzger & Kroemer PLLC
Dallas, Texas

Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to stockholders, without exhibits and without charge, upon written request to:

Investor Relations
Allen & Carron
156 Fifth Avenue
Suite 934
New York, NY 10010
(212) 691-8087

Stock Trading Information
The Company's common stock is listed on the Nasdaq National Markett and is traded under the symbol TARR. The CUSIP Number is 876287103.

Adjusted Quarterly Stock Price Information
The following table sets forth the adjusted high and low bid quotations of the Company's common stock for the periods indicated, all after giving retroactive effect to a 10% stock dividend paid in April 2002 and a three-for-two stock split in February 2003.

Quarter Ended	High	Low
March 31, 2003	$14.74	$10.07
December 31, 2002	10.73	9.77
September 30, 2002	10.32	9.56
June 30, 2002	10.36	8.48
March 31, 2002	8.36	7.82
December 31, 2001	8.03	7.36
September 30, 2001	7.54	7.12
June 30, 2001	7.39	6.40
March 31, 2001	7.27	6.36

During the quarter ended March 31, 2003, the Company's common stock traded as high as $14.79.

As of March 31, 2003, the Company had approximately 5,300 stockholders including beneficial holders, and 11,800,107 shares of common stock outstanding.

Communications concerning lost certificates and changes of address should be directed to the Transfer Agent. For additional information on the Company, its finances and operations, please contact Investor Relations.

Tarragon Realty Investors, Inc.

1775 Broadway, 23rd Floor, New York, New York 10019
212.949.5000